UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 4, 2025
Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐        No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐        No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: STMicroelectronics N.V.’s Second Quarter and Six Months ended June 28, 2025:
•Operating and Financial Review and Prospects;
•Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Equity and Statements of Cash Flows and related Notes for the three and six months ended June 28, 2025; and
•Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Equity and Statements of Cash Flows as of June 28, 2025 and for the three and six months ended June 28, 2025 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F as of December 31, 2024 and for the year ended December 31, 2024 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on February 27, 2025 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.
Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Interim Consolidated Financial Statements (“Consolidated Financial Statements”) and Notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:
•Critical Accounting Policies using Significant Estimates.
•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three and six months ended June 28, 2025, designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the third quarter of 2025.
•Other Developments.
•Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three and six months ended June 28, 2025, as well as segment information.
•Legal Proceedings.
•Discussion on the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.
•Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.
•Impact of Recently Issued U.S. Accounting Standards.
•Backlog and Customers, discussing the level of backlog and sales to our key customers.
•Disclosure Controls and Procedures.
•Other reviews.
•Cautionary Note Regarding Forward-Looking Statements.
At ST, we are 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. As an integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to enable and support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027.

Critical Accounting Policies Using Significant Estimates
There were no material changes in the first six months of 2025 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F for the year ended December 31, 2024, as described in Note 5, Recent Accounting Pronouncements, of the Consolidated Financial Statements for the three and six months ended June 28, 2025.
Fiscal Year
Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2025 ended on March 29 and the second quarter ended on June 28. The third quarter will end on September 27 and the fourth quarter will end on December 31, 2025. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior-years’ periods, as illustrated in the below table for the years 2025 and 2024.

	Q1	Q2	Q3	Q4
	Days
2024	90	91	91	94
2025	88	91	91	95
Business Overview
Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	June 28, 2025	March 29, 2025	June 29, 2024	Sequential	Year Over Year
	(In millions, except per share amounts)
Net revenues	$2,766	$2,517	$3,232	9.9%	(14.4)%
Gross profit	926	841	1,296	10.2	(28.5)
Gross margin (as percentage of net revenues)	33.5%	33.4%	40.1%	+10 bps	-660 bps
Operating income (loss)	(133)	3	375	—	—
Operating margin (as percentage of net revenues)	-4.8%	0.1%	11.6%	-490 bps	-1,640 bps
Net income (loss) attributable to parent company	(97)	56	353	—	—
Diluted earnings per share	$(0.11)	$0.06	$0.38	—%	—%

	Three Months Ended			% Variation
	June 28, 2025	March 29, 2025	June 29, 2024	Sequential	Year Over Year
Non-U.S. GAAP measures on earnings	(In millions, except per share amounts)
Operating Income (non-U.S. GAAP)	$57	$11	$375	429.6%	(84.7)%
Operating Margin (non-U.S. GAAP)	2.1%	0.4%	11.6%	+170 bps	-950 bps
Net Income (non-U.S. GAAP)	57	63	353	(9.1)%	(83.9)%
Diluted Earnings Per Share (non-U.S. GAAP)	$0.06	$0.07	$0.38	(14.3)%	(84.2)%
Our total available market is defined as “TAM”, while our serviceable available market is defined as “SAM” and represents the market for products sold by us (i.e., TAM excluding major devices such as microprocessors, GPU/AI accelerators, DRAM and flash-memories, optoelectronics devices other than optical sensors, video processing and wireless application specific market products, such as baseband and application processors).

Based on industry data published by World Semiconductor Trade Statistics, on a sequential basis, semiconductor industry revenues in the second quarter of 2025 increased by approximately 8% for both our TAM and SAM to reach approximately $180 billion and $66 billion, respectively. On a year-over-year basis, our TAM increased by approximately 20% and our SAM increased by approximately 14%.
Following our reorganization announced in January 2024 into four reportable segments, we made in the first quarter of 2025, further progress in analyzing our global product portfolio, resulting in the following adjustments to our segments, effective starting January 1, 2025. Prior-year comparative information has been adjusted accordingly.
•In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
•the transfer of VIPower products from Power and Discrete products (“P&D”) reportable segment to Analog products, MEMS and Sensors (“AM&S”) reportable segment.
• In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
•the newly created ‘Embedded Processing’ reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
•the newly created ‘RF & Optical Communications’ reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘MCU’ segment.
Our reportable segments are as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products (now excluding VIPower products).
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
•RF & Optical Communications (“RF&OC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
Our second quarter 2025 net revenues amounted to $2,766 million, increasing 9.9% sequentially, 220 basis points better than the mid-point of our business outlook range, driven by higher revenues in Personal Electronics and Industrial, while Automotive was slightly below expectations.
On a sequential basis, Analog products, MEMS and Sensors (“AM&S”) segment revenues increased 5.9%, Power and discrete products (“P&D”) segment revenues increased 12.9%, Embedded Processing (“EMP”) segment revenues increased 14.1% and RF & Optical Communications (“RF&OC”) segment revenues increased 10.1%.
On a year-over-year basis, second quarter net revenues decreased 14.4% with lower sales in all reportable segments. AM&S revenues decreased 15.2%, P&D revenues decreased 22.2%, EMP revenues decreased by 6.5% and RF&OC revenues decreased 17.9%.
Our revenue performance was above the SAM on a sequential basis and below the SAM on a year-over-year basis.
Our effective average exchange rate for the second quarter of 2025 was $1.09 for €1.00, compared to $1.06 in the first quarter of 2025 and $1.08 in the second quarter of 2024. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.
Our second quarter of 2025 gross profit was $926 million and gross margin was 33.5%, 10 basis points higher than the mid-point of our business outlook range. On a sequential basis, gross margin remained substantially flat, increasing by 10 basis points. On a year-over-year basis, gross margin decreased 660 basis points, mainly due to product mix, lower manufacturing efficiencies and, to a lesser extent, higher unused capacity charges.

Our aggregated selling, general & administrative (“SG&A”) and research & development (“R&D”) expenses amounted to $934 million, compared to $879 million and $954 million in the prior and year-ago quarters, respectively. On a sequential basis, operating expenses increased by $55 million, mainly due to calendar impact, net of vacation and negative currency effects. On a year-over-year basis, operating expenses decreased by $20 million, mainly due to lower discretionary spending.
Other income and expenses, net, amounted to $65 million income, increasing by $16 million and $32 million on a sequential and a year-over-year basis, respectively. The sequential increase is mainly due to higher public funding. The year-over-year increase is due to lower start-up costs and higher foreign exchange gains.
Impairment, restructuring charges and other related phase-out costs, amounted to $190 million compared to $8 million in the prior quarter. This increase primarily reflects asset impairment charges and restructuring charges related to the company-wide program aimed at reshaping our manufacturing footprint and resizing our global cost base. No impairment and restructuring charges related to the launch of the company-wide program were recorded in 2024.
In the second quarter of 2025, our operating income decreased to an operating loss of $133 million, equivalent to -4.8% of net revenues, compared to $3 million (0.1% of net revenues) in the prior quarter, and to $375 million (11.6% of net revenues) in the year-ago quarter.
Operating loss included $190 million impairment, restructuring charges and other related phase-out costs for the quarter compared to $8 million in the prior quarter. Excluding these items, non-U.S. GAAP Operating income amounted to $57 million compared to $11 million and $375 million in the prior and year-ago quarters, respectively. On a sequential basis, non-U.S. GAAP operating income increased by $46 million mainly due to increased revenues, partially offset by higher operating expenses. On a year-over-year basis, non-U.S. GAAP operating income decreased by $318 million, primarily due to lower gross margin profitability, partially offset by lower operating expenses.
In the second quarter of 2025, our net cash from operating activities amounted to $354 million. Our net cash used in investing activities was at $332 million compared to $796 million and $628 million during prior and year-ago quarters, respectively. Net Capex (non-U.S. GAAP measure) amounted to $465 million in the second quarter of 2025.
Our free cash flow, a non-U.S. GAAP measure, amounted to negative $152 million in the second quarter of 2025 compared to positive $30 million and $159 million in the prior and year-ago quarters, respectively. Refer to “Liquidity and Capital Resources” for the reconciliation of the free cash flow, a non-U.S. GAAP measure, to our consolidated Statements of Cash Flows.
Looking at the third quarter, we expect a revenue increase of approximately 14.6% sequentially, plus or minus 350 basis points. Gross margin is expected to be approximately 33.5%, plus or minus 200 basis points.
This business outlook does not include any impact for potential further changes to global trade tariffs compared to the current situation.
This outlook is based on an assumed effective currency exchange rate of approximately $1.14 = €1.00 for the third quarter of 2025 and includes the impact of existing hedging contracts. The third quarter will close on September 27, 2025.
These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Other Developments
On July 24, we announced that we are strengthening our global sensors capabilities with the planned acquisition of NXP Semiconductors’ MEMS sensors business, focused on automotive safety products as well as sensors for industrial applications. The transaction will complement and expand our leading MEMS sensors technology and product portfolio, unlocking new opportunities for development across automotive, industrial and consumer applications. The transaction which will be financed with existing liquidity is subject to customary closing conditions, including regulatory approvals, and is expected to close in H1 2026.
On May 28, we held our Annual General Meeting of Shareholders (AGM) in Schiphol, the Netherlands. The proposed resolutions, all approved by the Shareholders, were:

•The adoption of the Company's Statutory Annual Accounts for the year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Netherlands Authority for the Financial Markets (AFM) on March 27, 2025;
•The distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2025 and first quarter of 2026 to shareholders of record in the month of each quarterly payment;
•The adoption of the remuneration for the members of the Supervisory Board;
•The appointment of Werner Lieberherr, as member of the Supervisory Board, for a three-year term expiring at the end of the 2028 AGM, in replacement of Ms. Janet Davidson whose mandate has expired at the end of the 2025 AGM;
•The appointment of Ms. Simonetta Acri, as member of the Supervisory Board, for a three-year term expiring at the end of the 2028 AGM in replacement of Ms. Donatella Sciuto whose mandate has expired at the end of the 2025 AGM;
•The reappointment of Mrs. Ana de Pro Gonzalo, as member of the Supervisory Board, for a three-year term to expire at the end of the 2028 AGM;
•The reappointment of Mrs. Hélène Vletter-van Dort, as member of the Supervisory Board, for a three-year term to expire at the end of the 2028 AGM;
•The appointment of PricewaterhouseCoopers Accountants N.V. as the Company’s external auditor for the financial years 2026-2029;
•The appointment of PricewaterhouseCoopers Accountants N.V. to audit the Company’s sustainability reporting for the financial years 2026-2027, to the extent required by law;
•The approval of the stock-based portion of the compensation of the President and CEO;
•The approval of the stock-based portion of the compensation of the Chief Financial Officer;
•The authorization to the Managing Board, until the conclusion of the 2026 AGM, to repurchase shares, subject to the approval of the Supervisory Board;
•The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2026 AGM;
•The discharge of the members of the Managing Board; and
•The discharge of the members of the Supervisory Board.

Results of Operations
Segment Information
We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
Following our reorganization announced in January 2024 into four reportable segments, we made in the first quarter of 2025, further progress in analyzing our global product portfolio, resulting in the following adjustments to our segments, effective starting January 1, 2025. Prior-year comparative information has been adjusted accordingly.
•In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
•the transfer of VIPower products from Power and Discrete products (“P&D”) reportable segment to Analog products, MEMS and Sensors (“AM&S”) reportable segment.
• In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
•the newly created ‘Embedded Processing’ reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
•the newly created ‘RF & Optical Communications’ reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘EMP’ segment.
Our reportable segments are now as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products (now excluding VIPower products).
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
•RF & Optical Communications (“RF&OC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products.

Second Quarter 2025 vs. First Quarter 2025 and Second Quarter 2024
The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months ended
	June 28, 2025		March 29, 2025		June 29, 2024
In million of U.S. dollars except per share amounts	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,745	99.2%	$2,513	99.8%	$3,227	99.8%
Other revenues	21	0.8	4	0.2	5	0.2
Net revenues	2,766	100.0	2,517	100.0	3,232	100.0
Cost of sales	(1,840)	(66.5)	(1,676)	(66.6)	(1,936)	(59.9)
Gross profit	926	33.5	841	33.4	1,296	40.1
Selling, general and administrative expenses	(420)	(15.2)	(390)	(15.5)	(419)	(13.0)
Research and development expenses	(514)	(18.6)	(489)	(19.4)	(535)	(16.5)
Other income and expenses, net	65	2.3	49	1.9	33	1.0
Impairment, restructuring charges and other related phase-out costs	(190)	(6.9)	(8)	(0.3)	—	—
Operating income (loss)	(133)	(4.8)	3	0.1	375	11.6
Interest income, net	45	1.6	48	1.9	51	1.6
Other components of pension benefit costs	(5)	(0.2)	(4)	(0.2)	(4)	(0.1)
Gain (loss) on financial instruments, net	(19)	(0.7)	25	1.0	(1)	—
Income (loss) before income taxes and noncontrolling interest	(112)	(4.0)	72	2.9	421	13.0
Income tax benefit (expense)	18	0.7	(13)	(0.5)	(67)	(2.1)
Net income (loss)	(94)	(3.4)	59	2.3	354	11.0
Net income attributable to noncontrolling interest	(3)	—	(3)	—	(1)	—
Net income (loss) attributable to parent company	$(97)	(3.5)%	$56	2.2%	$353	10.9%
Basic earnings per share (EPS)	$(0.11)	—	$0.06	—	$0.39	—
Diluted earnings per share (EPS)	$(0.11)	—	$0.06	—	$0.38	—
Net revenues

	Three Months Ended			% Variation
	June 28, 2025	March 29, 2025	June 29, 2024	Sequential	Year Over Year
	(In millions)
Net sales	$2,745	$2,513	$3,227	9.3%	(14.9)%
Other revenues	21	4	5	373.3	309.6
Net revenues	$2,766	$2,517	$3,232	9.9%	(14.4)%
Our second quarter 2025 net revenues amounted to $2,766 million, increasing 9.9% sequentially, 220 basis points better than the mid-point of our business outlook range, driven by higher revenues in Personal Electronics and Industrial, while Automotive was slightly below expectations. The sequential increase resulted from higher volumes of approximately 10%.
On a year-over-year basis, net revenues decreased 14.4% mainly as a result of lower volumes of approximately 8% and lower average selling prices of approximately 6%, driven by a less favorable product mix.

Net revenues by reportable segment

	Three Months Ended			% Variation
	June 28, 2025	March 29, 2025	June 29, 2024	Sequential	Year Over Year
	(In millions)
AM&S segment	$1,133	$1,069	$1,336	5.9%	(15.2)%
P&D segment	447	397	576	12.9	(22.2)
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	1,580	1,466	1,912	7.8	(17.4)
EMP segment	847	742	906	14.1	(6.5)
RF&OC segment	336	306	410	10.1	(17.9)
Microcontrollers, Digital ICs and RF products Group (MDRF)	1,183	1,048	1,316	13.0	(10.1)
Others	3	3	4	(3.1)	(27.9)
Total consolidated net revenues	$2,766	$2,517	$3,232	9.9%	(14.4)%
On a sequential basis, AM&S revenues increased 5.9%, driven by higher volumes of approximately 5%, and higher average selling prices of approximately 1%. P&D revenues increased 12.9%, due to higher volumes of approximately 16%, partially offset by lower average selling prices of approximately 3%. EMP revenues increased 14.1% due to higher volumes of approximately 12% and higher average selling prices of approximately 2%. RF&OC revenues increased by 10.1%, driven by higher average selling prices of approximately 11% due to product mix, partially offset by lower volumes of approximately 1%.
On a year-over-year basis, AM&S revenues decreased 15.2%, driven by lower volumes of approximately 15%. P&D revenues decreased 22.2% compared to the year-ago quarter, driven by lower average selling prices of approximately 19% due to product mix and lower selling prices, and lower volumes of approximately 3%. EMP revenues decreased 6.5%, driven by lower volumes of approximately 4% and lower average selling prices of approximately 3%, due to product mix. RF&OC revenues decreased by 17.9% mainly due to lower volumes of approximately 16% and lower average selling prices of approximately 2%.
Net Revenues by Market Channel (1)

	Three Months ended
	June 28, 2025	March 29, 2025	June 29, 2024
Original Equipment Manufacturers (“OEM”)	72%	71%	73%
Distribution	28	29	27
Total consolidated net revenues	100%	100%	100%
(1)    OEM are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, our second quarter net revenues in distribution amounted to 28% of our total consolidated net revenues, decreasing from 29% and increasing from 27% in the prior and year-ago quarter respectively.
Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	June 28, 2025	March 29, 2025	June 29, 2024	Sequential	Year Over Year
	(In millions)
Europe, Middle East, Africa (“EMEA”)	$560	$563	$840	(0.5)%	(33.3)%
Americas	485	420	505	15.5	(4.0)
Asia Pacific	1,721	1,534	1,887	12.2	(8.8)
Total consolidated net revenues	$2,766	$2,517	$3,232	9.9%	(14.4)%
(1)Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S. based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipments from one location to another, as requested by our customers.
On a sequential basis, EMEA revenues remained substantially flat. Americas revenues increased 15.5% due to higher sales mainly in Power & Discrete and General-Purpose & Automotive Microcontrollers. Asia Pacific revenues increased 12.2% due to higher revenues in General-Purpose & Automotive Microcontrollers, MEMS and Analog.
On a year-over-year basis, EMEA revenues decreased 33.3%, mainly driven by lower sales in Analog, Custom Processing and General-Purpose & Automotive Microcontrollers. Americas revenues decreased 4.0%, mainly due to lower sales in Analog and General-Purpose & Automotive Microcontrollers. Asia Pacific revenues decreased 8.8%, mainly due to lower sales in Power & Discrete, RF & Optical Communications and Analog.
Gross profit

	Three Months Ended			Variation
	June 28, 2025	March 29, 2025	June 29, 2024	Sequential	Year Over Year
	(In millions)
Gross profit	$926	$841	$1,296	10.2%	(28.5)%
Gross margin (as percentage of net revenues)	33.5%	33.4%	40.1%	+10 bps	-660 bps
In the second quarter of 2025, gross margin was 33.5%, 10 basis points higher than the mid-point of our business outlook range. On a sequential basis, gross margin remained substantially flat, increasing by 10 basis points. On a year-over-year basis, gross margin decreased 660 basis points, mainly due to product mix, lower manufacturing efficiencies and, to a lesser extent, higher unused capacity charges.
Operating expenses

	Three Months Ended			Variation
	June 28, 2025	March 29, 2025	June 29, 2024	Sequential	Year Over Year
	(In millions)
Selling, general and administrative expenses	$420	$390	$419	7.7%	0.2%
Research and development expenses	$514	$489	$535	5.1	(3.8)
Total operating expenses	$934	$879	$954	6.3%	(2.0)%
As percentage of net revenues	33.8%	34.8%	29.5%	-100 bps	430 bps
On a sequential basis, operating expenses increased by $55 million, mainly due to calendar impact, net of vacation and negative currency effects. On a year-over-year basis, operating expenses decreased by $20 million, mainly due to lower discretionary spending.
As a percentage of net revenues, our operating expenses amounted to 33.8% in the second quarter of 2025, decreasing compared to 34.8% and increasing from 29.5% in the prior and year-ago quarters, respectively.
R&D expenses were net of research tax credits, which amounted to $30 million in the second quarter of 2025, compared to $31 million and $34 million, in the prior and year-ago quarters, respectively.

Other income and expenses, net

	Three Months Ended
	June 28, 2025	March 29, 2025	June 29, 2024
	(In millions)
Public funding	$57	$45	$58
Exchange gains (losses), net	10	7	(1)
Start-up costs	(2)	(4)	(22)
Patent costs	(1)	(1)	(1)
Gain on sale of non-current assets	4	1	1
Cancellation fees of committed equipment purchases	(3)	—	—
Other, net	—	1	(2)
Other income and expenses, net	$65	$49	$33
As percentage of net revenues	2.3%	1.9%	1.0%
Other income and expenses, net, amounted to $65 million income, increasing by $16 million and $32 million on a sequential and a year-over-year basis, respectively. The sequential increase is mainly due to higher public funding. The year-over-year increase is due to lower start-up costs and higher foreign exchange gains.
Impairment, restructuring charges and other related phase-out costs

	Three Months Ended
	June 28, 2025	March 29, 2025	June 29, 2024
	(In millions)
Impairment, restructuring charges and other related phase-out costs	$190	$8	$—
As percentage of net revenues	6.9%	0.3%	—%
In the second quarter of 2025, impairment, restructuring charges and other related phase-out costs amounted to $190 million compared to $8 million in the prior quarter. This increase primarily reflects asset impairment charges and restructuring charges related to the company-wide program aimed at reshaping our manufacturing footprint and resizing our global cost base. No impairment and restructuring charges related to the launch of the company-wide program were recorded in 2024..
Operating income (loss)

	Three Months Ended
	June 28, 2025	March 29, 2025	June 29, 2024
	(In millions)
Operating income (loss), as reported	$(133)	$3	$375
As percentage of net revenues	(4.8)%	0.1%	11.6%
Non-U.S. GAAP Operating income	$57	$11	$375
As percentage of net revenues	2.1%	0.4%	11.6%
In the second quarter of 2025, operating income decreased to an operating loss of $133 million, compared to an operating income of $3 million and $375 million in the prior and year-ago quarters, respectively. Operating loss included $190 million impairment, restructuring charges and other related phase-out costs for the quarter compared to $8 million in the prior quarter. Excluding these items, non-U.S. GAAP Operating income amounted to $57 million compared to $11 million and $375 million in the prior and year-ago quarters, respectively.
On a sequential basis, non-U.S. GAAP operating income increased by $46 million mainly due to increased revenues, partially offset by higher operating expenses. On a year-over-year basis, non-U.S. GAAP operating income decreased by $318 million, primarily due to lower gross margin profitability, partially offset by lower operating expenses.
Operating income (loss) by reportable segment

	Three Months Ended
	June 28, 2025		March 29, 2025		June 29, 2024
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
AM&S segment	$85	7.5%	$82	7.7%	$193	14.5%
P&D segment	(56)	(12.5)	(28)	(6.9)	61	10.6
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	29	1.9	54	3.7	254	13.3
EMP segment	114	13.5	66	8.9	126	13.8
RF&OC segment	60	17.9	43	13.9	96	23.4
Microcontrollers, Digital ICs and RF products Group (MDRF)	174	14.8	109	10.4	222	16.8
Total operating income of operating segments	203	7.3	163	6.5	476	14.7
Others(1)	(336)	—	(160)	—	(101)	—
Total consolidated operating income (loss)	$(133)	(4.8)%	$3	0.1%	$375	11.6%
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, including incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.
For the second quarter of 2025, AM&S operating income was $85 million, remaining substantially flat on a sequential basis. P&D operating loss was $56 million, compared to an operating loss of $28 million in the prior quarter. EMP operating income increased by $48 million sequentially, mainly driven by higher profitability in General-Purpose & Automotive Microcontrollers. RF&OC operating income increased by $17 million.
AM&S operating income decreased by $108 million year-over-year mainly reflecting lower profitability in Analog. P&D operating income decreased by $117 million to an operating loss of $56 million. EMP operating income decreased by $12 million, primarily due to reduced profitability in Custom Processing. RF & Optical Communications operating income decreased by $36 million.

Reconciliation to consolidated operating income

	Three Months Ended
	June 28, 2025	March 29, 2025	June 29, 2024
	(In millions)
Total operating income of reportable segments	$203	$163	$476
Impairment, restructuring and other related phase-out costs	(190)	(8)	—
Start-up costs	(2)	(4)	(22)
Unused capacity charges	(103)	(123)	(84)
Other unallocated manufacturing results	(41)	(29)	10
Gain on sale of non-current assets	4	—	—
Cancellation fees of committed equipment purchases	(3)	—	—
Strategic and R&D programs and other non-allocated provisions(1)	(1)	4	(5)
Total operating income (loss) of Others	(336)	(160)	(101)
Total consolidated operating income (loss)	$(133)	$3	$375
(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
Interest income, net

	Three Months Ended
	June 28, 2025	March 29, 2025	June 29, 2024
	(In millions)
Interest income, net	$45	$48	$51
In the second quarter of 2025, we recorded a net interest income of $45 million, compared to a net interest income of $48 million in the prior quarter and a net interest income of $51 million in the year-ago quarter. Net interest income was composed of $60 million of interest income, partially offset by interest expense on borrowings and banking fees of $15 million. The year-over-year decrease in net interest income was mainly due to lower U.S dollar interest yields.
Gain (loss) on financial instruments, net

	Three Months Ended
	June 28, 2025	March 29, 2025	June 29, 2024
	(In millions)
Gain (loss) on financial instruments, net	$(19)	$25	$(1)
During the second quarter of 2025, we recognized a $19 million loss on financial instruments. This loss is attributable to a decline in the fair value of our equity stake in Innoscience, which is measured at fair value through earnings.
Income tax benefit (expense)

	Three Months Ended
	June 28, 2025	March 29, 2025	June 29, 2024
	(In millions)
Income tax benefit (expense)	$18	$(13)	$(67)
During the second quarter of 2025, we registered an income tax benefit of $18 million, reflecting a 18.8% estimated annual effective tax rate before discrete items at consolidated level, applied to the second quarter of

2025 consolidated income before income tax. The estimated annual effective tax rate for the year 2025 includes the estimated impact of Pillar Two taxes of 0.1% applied for the year which explains, together with the variation in the profit mix, the increase compared to the 17.7% actual annual effective tax rate for 2024 before discrete items.
Net income (loss) attributable to parent company

	Three Months Ended
	June 28, 2025	March 29, 2025	June 29, 2024
	(In millions)
Net income (loss) attributable to parent company	$(97)	$56	$353
As percentage of net revenues	(3.5)%	2.2%	10.9%
For the second quarter of 2025, we reported a net loss of $97 million, representing diluted earnings per share of -$0.11, compared to $0.06 in the prior quarter and $0.38 in the prior-year quarter.
Non-U.S. GAAP Net Earnings and Non-U.S. GAAP Earnings Per Share (non-U.S. GAAP measures)
Operating income before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related phase-out costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related phase-out costs attributable to ST and other one-time items, net of the relevant tax impact.

(in millions of U.S. dollars, except per share amount)	Gross profit	Operating income	Net income	Diluted EPS
US GAAP figures, as reported	926	(133)	(97)	(0.11)
Impairment, restructuring charges and other related phase-out costs	—	190	190
Estimated income tax effect	—	—	(36)
Non-US GAAP	926	57	57	0.06
Net Earnings and diluted Earnings Per Share decreased to a negative $97 million and a negative $0.11 respectively compared to a positive $353 million and $0.38 respectively in the year-ago quarter. Non-U.S. GAAP Net Earnings and diluted Earnings Per Share, stood at $57 million and $0.06 respectively in the second quarter of 2025.

Six Months of 2025 vs. Six Months of 2024
The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Six Months ended
	June 28, 2025		June 29, 2024
In million of U.S. dollars except per share amounts	$ million	% of net revenues	$ million	% of net revenues
Net sales	$5,257	99.5%	$6,670	99.6%
Other revenues	26	0.5	27	0.4
Net revenues	5,283	100.0	6,697	100.0
Cost of sales	(3,516)	(66.6)	(3,958)	(59.1)
Gross profit	1,767	33.5	2,739	40.9
Selling, general and administrative expenses	(810)	(15.3)	(844)	(12.6)
Research and development expenses	(1,004)	(19.0)	(1,063)	(15.9)
Other income and expenses, net	115	2.2	93	1.4
Impairment, restructuring charges and other related phase-out costs	(198)	(3.7)	—	—
Operating income (loss)	(130)	(2.5)	925	13.8
Interest income, net	93	1.8	111	1.7
Other components of pension benefit costs	(9)	(0.2)	(8)	(0.1)
Gain (loss) on financial instruments, net	6	0.1	(1)	—
Income (loss) before income taxes and noncontrolling interest	(40)	(0.8)	1,027	15.3
Income tax benefit (expense)	4	0.1	(159)	(2.4)
Net income (loss)	(36)	(0.7)	868	13.0
Net loss (income) attributable to noncontrolling interest	(5)	(0.1)	(3)	—
Net income (loss) attributable to parent company	$(41)	(0.8)%	$865	12.9%
Diluted earnings per share (EPS)	$(0.05)	—	$0.92	—

Net revenues

	Six Months ended
	June 28, 2025	June 29, 2024	% Variation
	(In millions)
Net sales	$5,257	$6,670	(21.2)%
Other revenues	26	27	(2.3)
Net revenues	$5,283	$6,697	(21.1)%
Our first six months 2025 net revenues decreased 21.1% compared to the year-ago period, as a result of an approximate 11% decrease in average selling prices, due to a less favorable product mix and a decrease in volumes of approximately 10%.
Net revenues by reportable segment

	Six Months ended
	June 28, 2025	June 29, 2024	% Variation
	(In millions)
AM&S segment	$2,202	$2,742	(19.7)%
P&D segment	844	1,207	(30.0)
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	3,046	3,949	(22.9)
EMP segment	1,589	1,953	(18.6)
RF&OC segment	642	787	(18.5)
Microcontrollers, Digital ICs and RF products Group (MDRF)	2,231	2,740	(18.6)
Others	6	8	(19.2)
Total consolidated net revenues	$5,283	$6,697	(21.1)%
By reportable segment, AM&S revenues were down 19.7%, due to a decrease in volumes of approximately 16% and lower average selling prices of approximately 4%, due to lower selling prices and product mix. P&D revenues decreased 30.0%, due to lower average selling prices of approximately 26% due to product mix and lower selling prices and lower volumes of approximately 4%. EMP revenues decreased 18.6% compared to the prior-year period, driven by lower volumes of approximately 13% and lower average selling prices of approximately 6%, due to a less favorable product mix. RF&OC revenues decreased 18.5% compared to the prior-year period, mainly due to lower volumes of approximately 11% and lower average selling prices of 8% linked to a less favorable product mix.
Net Revenues by Market Channel (1)

	Six Months ended
	June 28, 2025	June 29, 2024
OEM	72%	71%
Distribution	28	29
Total	100%	100%
(1)OEM are the end-customers to which we provide direct marketing application engineering support, while Distribution refers to the distributors and representatives that we engage to distribute our products around the world.
By market channel, distribution decreased to a 28% share of total revenues in the first six months of 2025, compared to 29% in the first six months of 2024.

Net Revenues by Location of Shipment(1)

	Six Months ended
	June 28, 2025	June 29, 2024	% Variation
	(In millions)
EMEA	$1,123	$1,793	(37.4)%
Americas	905	1,025	(11.7)
Asia Pacific	3,255	3,879	(16.1)
Total consolidated net revenues	$5,283	$6,697	(21.1)%
(1)Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S. based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipments from one location to another, as requested by our customers.
By location of shipment, EMEA revenues decreased by 37.4%, mainly driven by lower sales in Analog, General-Purpose & Automotive Microcontrollers and Custom Processing. Americas revenues decreased 11.7%, mainly due to lower sales in Analog, General-Purpose Microcontrollers and Power Discrete. Asia Pacific revenues decreased 16.1%, mainly due to lower sales in Power Discrete, RF & Optical Communications, and Analog.
Gross profit

	Six Months ended
	June 28, 2025	June 29, 2024	Variation
	(In millions)
Gross profit	$1,767	$2,739	(35.5)%
Gross margin (as percentage of net revenues)	33.5%	40.9%	-740 bps
Gross margin was 33.5% for the first six months of 2025, decreasing by approximately 740 basis points compared to the year-ago period, mainly due to unfavorable product mix, lower manufacturing efficiencies and higher unused capacity charges.
Operating expenses

	Six Months ended
	June 28, 2025	June 29, 2024	Variation
	(In millions)
Selling, general and administrative expenses	$810	$844	(4.0)%
Research and development expenses	1,004	1,063	(5.5)
Total operating expenses	$1,814	$1,907	(4.8)%
As percentage of net revenues	34.3%	28.5%	580 bps
Our operating expenses decreased by $93 million compared to the year-ago period, mainly due to calendar impact, net of vacation and lower discretionary expenses.
As a percentage of net revenues, our operating expenses amounted to 34.3%, increasing from 28.5% in the year-ago period.
Total R&D expenses were net of research tax credits, which amounted to $62 million in the first six months of 2025 compared to $68 million in the first six months of 2024.

Other income and expenses, net

	Six Months ended
	June 28, 2025	June 29, 2024
	(In millions)
Public funding	$102	$151
Exchange gains (losses), net	17	(2)
Start-up costs	(6)	(52)
Patent costs	(1)	(3)
Gain on sale of non-current assets	5	3
Cancellation fees of committed equipment purchases	(3)	—
Other, net	1	(4)
Other income and expenses, net	$115	$93
As percentage of net revenues	2.2%	1.4%
In the first six months of 2025, other income and expenses, net, amounted to a $115 million income, increasing by $22 million from a $93 million income during the first six months of 2024, mainly due to lower start-up costs and higher foreign exchange gains, partially offset by lower public funding.
Operating income (loss)

	Six Months ended
	June 28, 2025	June 29, 2024
	(In millions)
Operating income (loss)	$(130)	$925
As percentage of net revenues	(2.5)%	13.8%
non-U.S. GAAP Operating income	$68	$925
As percentage of net revenues	1.3%	13.8%
Operating income in the first six months of 2025 decreased by $1,055 million to an operating loss of $130 million, compared to the prior-year period. Operating loss in the first six months of 2025 included $198 million impairment, restructuring charges and other related phase-out costs while no such charges were incurred in the 2024 comparative period. Excluding these items, non-U.S. GAAP Operating income amounted to $68 million compared to $925 million in the year-ago period, mainly due to a decrease in gross margin profitability, partially offset by lower operating expenses.

Operating income (loss) by reportable segments

	Six Months ended
	June 28, 2025		June 29, 2024
	$ million	% of net revenues	$ million	% of net revenues
AM&S segment	$167	7.6%	$438	16.0%
P&D segment	(83)	(9.9)	138	11.4
Analog, Power & Discrete, MEMS and Sensors Group (APMS)	84	2.8	576	14.6
EMP segment	179	11.3	357	18.3
RF&OC segment	103	16.0	200	25.4
Microcontrollers, Digital ICs and RF products Group (MDRF)	282	12.7	557	20.3
Total operating income of operating segments	366	6.9	1,133	16.9
Others(1)	(496)	—	(208)	—
Total consolidated operating income (loss)	$(130)	(2.5)%	$925	13.8%
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, including incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.
In the first six months of 2025, AM&S operating income decreased by $271 million to $167 million, mainly driven by lower profitability in Analog. P&D operating loss was $83 million, decreasing by $221 million. EMP operating income was $179 million, lower by $178 million with all subgroups decreasing. RF&OC operating income amounted to $103 million, decreasing by $97 million.
Reconciliation to consolidated operating income (loss)

	Six Months ended
	June 28, 2025	June 29, 2024
	(In millions)
Total operating income of reportable segments	$366	$1,133
Impairment, restructuring and other related phase-out costs	(198)	—
Start-up costs	(6)	(52)
Unused capacity charges	(226)	(147)
Other unallocated manufacturing results	(70)	—
Gain on sale of non-current assets	4	1
Cancellation fees of committed equipment purchases	(3)	—
Strategic and R&D programs and other non-allocated provisions(1)	3	(10)
Total operating loss of Others	(496)	(208)
Total consolidated operating income (loss)	$(130)	$925
(1)Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.

Interest income, net

	Six Months ended
	June 28, 2025	June 29, 2024
	(In millions)
Interest income, net	$93	$111
In the first six months of 2025, we recorded a net interest income of $93 million, compared to $111 million in the year-ago period. The first six months of 2025 net interest income was composed of $122 million of interest income, partially offset by interest expense on borrowings and banking fees of $29 million. The decrease in interest income was mainly due to lower investments in marketable securities and lower U.S dollar interest yields.

Income tax benefit (expense)

	Six Months ended
	June 28, 2025	June 29, 2024
	(In millions)
Income tax benefit (expense)	$4	$(159)
During the first six months of 2025, we registered an income tax benefit of $4 million, reflecting a 18.8% estimated annual effective tax rate before discrete items at consolidated level, applied to the first six months of 2025 consolidated profit before tax. The estimated annual effective tax rate for the year 2025 includes an estimated 0.1% impact of Pillar Two taxes, compared to an annual effective tax rate of 17.7% in 2024.
In the first six months of 2024, we registered an income tax expense of $159 million.
Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimates on our tax provisions. For 2025, it also takes into account the estimated impact of Pillar Two taxes. Our income tax amounts and rates also depend on our loss carry-forwards and their relevant valuation allowance, which are based on estimated projected plans and available tax planning strategies. In the case of material changes in these plans, the valuation allowance could be adjusted accordingly, with an impact on our income tax expense. In addition, our annual income tax expense includes the estimated impact of provisions related to potential tax positions which have been considered as uncertain.
Net income (loss) attributable to parent company

	Six Months ended
	June 28, 2025	June 29, 2024
	(In millions)
Net income (loss) attributable to parent company	$(41)	$865
As percentage of net revenues	(0.8)%	12.9%
For the first six months of 2025, we reported a net loss of $41 million, representing diluted earnings per share of -$0.05, compared to a net income of $865 million in the prior year period, representing diluted earnings per share of $0.92.

Non-U.S. GAAP Net Earnings and Non-U.S. GAAP Earnings Per Share (non-U.S. GAAP measures)

(in millions of U.S. dollars, except per share amount)	Gross profit	Operating income (loss)	Net income (loss)	Diluted EPS
US GAAP figures, as reported	1,767	(130)	(41)	(0.05)
Impairment, restructuring charges and other related phase-out costs	—	198	198
Estimated income tax effect	—	—	(37)
Non-US GAAP	1,767	68	120	0.13
Net Earnings and diluted Earnings Per Share decreased to a $41 million loss and a negative $0.05 respectively compared to a $865 million income and $0.92 respectively in the year-ago six month period. Non-U.S. GAAP Net income and diluted Earnings Per Share, stood at $120 million and $0.13 respectively in the six month period ended June 28, 2025.

Legal Proceedings
For a discussion of legal proceedings, see Note 28 Contingencies, Claims and Legal Proceedings to our Consolidated Financial Statements.
Impact of Changes in Exchange Rates
Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.
As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products are quoted in currencies other than the U.S. dollar, such as Euro-denominated sales, and consequently are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when translated into U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time, and depending on market conditions, industry prices may align with their equivalent amount in U.S. dollars. However, there is often a lag between changes in currency rates and adjustments in local currency prices paid. These adjustments are proportional to the magnitude of currency fluctuations and may be partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Eurozone and other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens, or to decrease when the U.S. dollar strengthens.
Our principal strategy to reduce the risks associated with exchange rate fluctuations is to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we hedge certain line items on our Consolidated Statements of Income, in particular with respect to a portion of cost of sales, most of our R&D expenses and certain SG&A expenses, located in the Eurozone, which we designate as cash flow hedge transactions. We use two different types of hedging instruments: forward contracts and currency options (including collars).
Our Unaudited Interim Consolidated Statement of Income for the three and six months ended June 28, 2025 includes income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts settled during the period. Our effective average exchange rate for the second quarter of 2025 was $1.09 for €1.00, compared to $1.06 for €1.00 in the first quarter of 2025 and $1.08 for €1.00 for the second quarter of 2024. These effective exchange rates reflect the actual exchange rates combined with the effect of cash flow hedge transactions impacting earnings in the period.
The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market conditions. As of June 28, 2025, the outstanding hedged amounts were €1,445 million to cover manufacturing costs and €837 million to cover operating expenses, at an average exchange rate of approximately $1.12 for €1.00 (considering the collars at upper strike), maturing from July 2, 2025 to December 2, 2026. As of June 28, 2025, measured in respect to the exchange rate at period closing of about $1.17 to €1.00, these outstanding hedging contracts and certain settled contracts covering manufacturing expenses capitalized in inventory resulted in a deferred unrealized gain of approximately $174 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statement of Equity, compared to a deferred unrealized loss of approximately $96 million before tax on December 31, 2024.
We also hedge certain manufacturing costs denominated in Singapore dollars (“SGD”); as of June 28, 2025, the outstanding hedged amounts were SGD 118 million at an average exchange rate of approximately SGD 1.30 to $1.00 maturing from July 3, 2025 to November 26, 2025. As of June 28, 2025, these outstanding hedging contracts resulted in a deferred unrealized gain of approximately $3 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statement of Equity, compared to a deferred unrealized loss of $3 million dollars on December 31, 2024.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the second quarter of 2025, as a result of our cash flow hedging, we recycled to earnings a gain of $17 million, of which approximately $13 million impacted cost of sales, $3 million impacted R&D and $1 million impacted SG&A expenses, while in the comparable quarter of 2024, we recorded a loss of $5 million.
In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into foreign exchange forward contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we do not designate for hedge accounting. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict on a timely basis the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against fluctuations in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure in payables and receivables at our affiliates resulted in a net gain of $10 million recorded in “Other income and expenses, net” in our Consolidated Statement of Income for the second quarter of 2025, while in the comparable quarter of 2024, we recorded a net loss of $1 million.
The assets and liabilities of subsidiaries whose functional currency is different from the U.S. dollar reporting currency are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. These currency translation effects have been, and may be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the currency translation are recorded directly in equity and are reported as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. As of June 28, 2025, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.
For a more detailed discussion, see Item 3. “Key Information — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.
Impact of Changes in Interest Rates
Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our earnings and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents, short-term deposits and marketable securities, as well as the total interest expense paid on our financial debt.
Our interest income, net, as reported in our Unaudited Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities, and interest expense recorded on our financial liabilities, including bank fees (including fees on committed credit lines or on the sale without recourse of receivables, if any). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank (“EIB”) and Cassa Depositi e Prestiti SpA (“CDP SpA”) Floating Rate Loans at Euribor plus variable spreads. See Note 23 Financial Debt to our Consolidated Financial Statements.
As of June 28, 2025, our total financial resources, including cash and cash equivalents, short-term deposits and marketable securities generated an average annual interest rate of 4.17% while the average annual interest rate on our outstanding debt was 1.64%.
Impact of Changes in Equity Prices
In 2024, we participated to the initial public offering of Innoscience (Suzhou) which became public on the main segment of Hong Kong Stock Exchange. We acquired a 1.4% equity stake for a total amount of $51 million. As a publicly traded equity instrument, the Innoscience investment is measured at fair value through earnings. On these equity investments, carrying value could be reduced due to further losses or impairment charges. See Note 20 and Note 21 to our Consolidated Financial Statements.

Liquidity and Capital Resources
Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least as single A long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.
Cash flow
We maintain an adequate cash position and a low debt-to-equity ratio, to provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
During the first six months of 2025, our cash and cash equivalents decreased by $666 million. The components of the net cash variation for the first six months of 2025 and the comparative 2024 period are set forth below:

	Six Months ended
	June 28, 2025	June 29, 2024
	(In millions)
Net cash from operating activities	$928	$1,561
Net cash used in investing activities	(1,128)	(1,882)
Net cash from (used in) financing activities	(473)	196
Effect of changes in exchange rates	7	(5)
Net cash decrease	$(666)	$(130)
Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first six months of 2025 was $928 million, decreasing compared to $1,561 million in the prior-year period mainly due to lower profitability.
Net cash used in investing activities. Investing activities used $1,128 million in the first six months of 2025, decreasing compared to $1,882 million used in the prior-year period, mainly due to lower net capex paid and lower investments in marketable securities, partially offset by higher net investments in short-term deposits.
Net cash from (used in) financing activities. Net cash used in financing activities was $473 million for the first six months of 2025, compared to net cash from financing activities of $196 million in the first six months of 2024, and consisting mainly of $184 million repurchase of common stock, $153 million of dividends paid to stockholders and $122 million repayment of financial debt.
Net Capex and Free Cash Flow (non-U.S. GAAP measures)
We present Net Capex as a non-U.S. GAAP measure, to take into consideration the effect of advances from capital grants received on prior periods allocated to property, plant and equipment in the reporting period. Net Capex is reported as part of our Free Cash Flow (non-U.S. GAAP measure).
Net Capex, a non-U.S. GAAP measure, is defined as (i) Payment for purchase of tangible assets, as reported plus (ii) Proceeds from sale of tangible assets, as reported plus (iii) Proceeds from capital grants and other contributions, as reported plus (iv) Advances from capital grants allocated to property, plant and equipment in the reporting period.
We believe Net Capex provides useful information for investors and management because annual capital expenditures budget includes the effect of capital grants. Our definition of Net Capex may differ from definitions used by other companies.

	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
	(In millions)
Payment for purchase of tangible assets, as reported	$(574)	$(690)	$(1,162)	$(1,835)
Proceeds from sale of tangible assets, as reported	4	1	6	3
Proceeds from capital grants and other contributions, as reported	89	143	136	292
Advances from capital grants allocated to property, plant and equipment	16	18	24	45
Net Capex	$(465)	$(528)	$(996)	$(1,495)
We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net Capex plus (iii) payment for purchase (and proceeds from sale) of intangible and financial assets and (iv) net cash paid for business acquisitions, if any.
We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations.
Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in (and proceeds from) short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates while excluding the advances from capital grants received in prior periods allocated to property, plant and equipment in the reporting period. Our definition of Free Cash Flow may differ from definitions used by other companies.
Free Cash Flow is determined from our unaudited interim consolidated statements of cash flows as follows:

	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
	(In millions)
Net cash from operating activities	$354	$702	$928	$1,561
Net Capex (non-U.S. GAAP measure)	(465)	(528)	(996)	(1,495)
Payment for purchase of intangible assets, net of proceeds from sale	(41)	(15)	(54)	(41)
Free Cash Flow (non-U.S. GAAP measure)	$(152)	$159	$(122)	$25
Free Cash Flow was negative at $122 million in the first six months of 2025, compared to positive $25 million in the prior-year period.
Net Financial Position and Adjusted Net Financial Position (non-U.S. GAAP measures)
Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, short-term deposits and marketable securities, and our total financial debt includes short-term debt and long-term debt, as reported in our consolidated balance sheets. Adjusted Net Financial Position represents net financial position less advances received from capital grants, to present the effect on total liquidity of advances received on capital grants for which capital expenditures have not been incurred yet. Net Financial Position and Adjusted Net Financial Position are not U.S. GAAP measures, but we believe they provide useful information for investors and management because they give evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, if any, short-term deposits and marketable securities and the total level of our financial debt. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position and Adjusted Net Financial Position for each period have been determined from our consolidated balance sheets as follows:

	As of
	June 28, 2025	December 31, 2024	June 29, 2024
	(In millions)
Cash and cash equivalents	$1,616	$2,282	$3,092
Short-term deposits	1,650	1,450	975
Marketable securities	2,363	2,452	2,218
Total liquidity	5,629	6,184	6,285
Short-term debt	(1,006)	(990)	(236)
Long-term debt	(1,951)	(1,963)	(2,850)
Total financial debt	(2,957)	(2,953)	(3,086)
Net Financial Position (non-U.S. GAAP measure)	$2,672	$3,231	$3,199
Advances from capital grants	(361)	(385)	(402)
Adjusted Net Financial Position (non-U.S. GAAP measure)	$2,311	$2,846	$2,797
Our Net Financial Position as of June 28, 2025, was $2,672 million, decreasing compared to $3,231 million and $3,199 million as of December 31, 2024 and June 29, 2024 respectively.
Cash and cash equivalents amounted to $1,616 million as of June 28, 2025.
Short-term deposits amounted to $1,650 million as of June 28, 2025 and consisted of available liquidity with maturity over three months and below one year.
Marketable securities amounted to $2,363 million and consisted of U.S. Treasury Bonds classified as available-for-sale financial assets.
Financial debt was $2,957 million as of June 28, 2025 and was composed of (i) $1,006 million of short-term debt and (ii) $1,951 million of long-term debt. The breakdown of our total financial debt included (i) $1,191 million in EIB loans, (ii) $202 million in CDP SpA loans, (iii) $1,499 million in our 2020 Senior Unsecured Convertible Bonds, of which $750 million corresponding to Tranche A convertible bonds due in 2025, (iv) $63 million in finance leases, and (v) $2 million in loans from other funding programs.
The EIB loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditures in the European Union, fully drawn in Euros, of which $234 million was outstanding as of June 28, 2025. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $371 million outstanding as of June 28, 2025. In 2022, we signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S dollars, representing $586 million outstanding as of June 28, 2025.
The CDP SpA loans are comprised of two long-term credit facilities. The first one, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $59 million were outstanding as of June 28, 2025. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $143 million were outstanding as of June 28, 2025.
On August 4, 2020, we issued a $1.5 billion offering of senior unsecured convertible bonds convertible into new or existing ordinary shares of the Company. The 2020 Senior Unsecured Convertible Bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (47.5% conversion premium, negative 1.12% yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (52.5% conversion premium, negative 0.63% yield to maturity, 0% coupon). The conversion price is $43.62 on Tranche A and $45.10 on Tranche B. The 2020 Senior Unsecured Convertible Bonds are convertible by the bondholders if certain conditions are satisfied, on a net-share settlement basis, except if we elect a full-cash or a full-share conversion as an alternative settlement. Proceeds from the issuance of the bonds, net of $10 million transaction costs, amounted to $1,567 million. The outstanding balance of the bonds as of June 28, 2025 was reported at $1,499 million, $750 million for Tranche A reported as short-term debt and $749 million for Tranche B reported as long-term debt, in line with their respective contractual maturities.

Our long-term debt contains standard conditions but does not impose minimum financial ratios. We had unutilized committed medium-term credit facilities with core relationship banks totaling $639 million as of June 28, 2025.
As of June 28, 2025, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2025	2026	2027	2028	2029	Thereafter
	(In millions)
Long-term debt (including current portion)	$2,958	$868	$253	$988	$248	$170	$431
In the above table, our 2020 Senior Unsecured Convertible Bonds are presented at their principal amount with original maturity date of 2025 for Tranche A and 2027 for Tranche B, in line with contractual terms.
Our current ratings with the two major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB+” with stable outlook; Moody’s: “Baa1” with stable outlook.
Financial Outlook: Capital Investment
Our policy is to modulate our capital spending according to the evolution of the semiconductor market. For 2025, we plan to invest between $2.0 to $2.3 billion in Net Capex (non-U.S. GAAP).
Our Net Capex (non-U.S. GAAP) will be largely driven by our manufacturing reshaping initiatives (accelerated transition towards 300mm silicon and 200mm silicon carbide).
In particular:
•In Catania, Italy, the new high-volume fully vertically integrated 200mm silicon carbide manufacturing facility for power devices and modules, as well as test and packaging;
•in Chongqing, China, the new 200mm silicon carbide device manufacturing joint venture with Sanan Optoelectronics;
•in Crolles, France, digital 300mm;
•in Agrate, Italy, the ramp-up of the 300mm wafer fab to support analog mixed signal, smart power HCMOS and VIPpower technologies;
•Capital investments in back-end facilities, which in 2025 will be largely focused on: (i) capacity growth on certain package families, including power loss protection / direct copper interconnect technology (ii) the new generation of intelligent power modules for automotive and industrial applications, and (iii) selected investments for the modernization and expansion assembly and test operations.
The remaining part of our Net Capex (non-U.S. GAAP) covers the overall maintenance and efficiency improvements of our manufacturing operations and infrastructure, R&D activities, laboratories as well as the execution of our carbon neutrality programs.
We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments, share buy-backs as part of our current repurchase program and the repayment of our debt in line with maturity dates.
Contractual Obligations, Commercial Commitments and Contingencies
Our contractual obligations, commercial commitments and contingencies are mainly comprised of: long-term purchase commitments for material, equipment and software license, take-or-pay type of agreements to outsource wafers from foundries, and firm contractual commitments related to power purchase and minimum energy efficiency, as part of our actions to become carbon neutral by 2027 on scope 1 and 2 and focusing on product transportation, business travel and employee commuting emissions for scope 3, commercial agreements with customers, long term debt obligations, pension obligations and other long-term liabilities.
Off-Balance Sheet Arrangements
We had no material off-balance sheet arrangements as of June 28, 2025.
Impact of Recently Issued U.S. Accounting Standards
See Note 5 Recent Accounting Pronouncements to our Consolidated Financial Statements.
Backlog and Customers
During the second quarter of 2025, our booking plus net frame orders slightly decreased compared to the first quarter of 2025. We entered the third quarter of 2025 with a backlog higher than the level we had when entering in the second quarter of 2025. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.
There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures
Evaluation
Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of certain components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.
The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.
Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective at the reasonable assurance level.
Changes in Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Limitations on Effectiveness of Controls
No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews
We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the SEC.
Cautionary Note Regarding Forward-Looking Statements
Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:
•Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and may directly or indirectly adversely impact the demand for our products;
•Uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact production capacity and end-market demand for our products;
•Customer demand that differs from projections, which may require us to undertake transformation measures that may not be successful in realizing the expected benefits in full or at all;
•The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, geopolitical and military conflicts, social unrest, labor actions, or terrorist activities;
•Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third-party manufacturing providers;
•Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations (including increasing costs resulting from inflation);
•The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology;
•Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of data privacy legislation;
•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics or pandemics in locations where we, our customers or our suppliers operate;
•Increased regulation and initiatives in our industry, including those concerning climate change and sustainability matters and our goal to become carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027;
•Epidemics or pandemics, which may negatively impact the global economy in a significant manner for an extended period of time, and could also materially adversely affect our business and operating results;
•Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third-party components and performance of subcontractors in line with our expectations; and
•Individual customer use of certain products, which may differ from the anticipated uses of such products and result in differences in performance, including energy consumption, may lead to a failure to achieve our disclosed emission-reduction goals, adverse legal action or additional research costs.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.
Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information - Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (“SEC”) on February 27, 2025. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Item 3. Key Information - Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/ or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three Months ended
	(Unaudited)
In millions of U.S. dollars except per share amounts	June 28, 2025	June 29, 2024
Net sales	2,745	3,227
Other revenues	21	5
Net revenues	2,766	3,232
Cost of sales	(1,840)	(1,936)
Gross profit	926	1,296
Selling, general and administrative expenses	(420)	(419)
Research and development expenses	(514)	(535)
Other income and expenses, net	65	33
Impairment, restructuring charges and other related phase-out costs	(190)	—
Operating income (loss)	(133)	375
Interest income, net	45	51
Other components of pension benefit costs	(5)	(4)
Loss on financial instruments, net	(19)	(1)
Income (loss) before income taxes and noncontrolling interest	(112)	421
Income tax benefit (expense)	18	(67)
Net income (loss)	(94)	354
Net income attributable to noncontrolling interest	(3)	(1)
Net income (loss) attributable to parent company stockholders	(97)	353

Earnings per share (Basic) attributable to parent company's stockholders	(0.11)	0.39
Earnings per share (Diluted) attributable to parent company's stockholders	(0.11)	0.38

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Six Months ended
	(Unaudited)
In millions of U.S. dollars except per share amounts	June 28, 2025	June 29, 2024
Net sales	5,257	6,670
Other revenues	26	27
Net revenues	5,283	6,697
Cost of sales	(3,516)	(3,958)
Gross profit	1,767	2,739
Selling, general and administrative expenses	(810)	(844)
Research and development expenses	(1,004)	(1,063)
Other income and expenses, net	115	93
Impairment, restructuring charges and other related phase-out costs	(198)	—
Operating income (loss)	(130)	925
Interest income, net	93	111
Other components of pension benefit costs	(9)	(8)
Gain (loss) on financial instruments, net	6	(1)
Income (loss) before income taxes and noncontrolling interest	(40)	1,027
Income tax benefit (expense)	4	(159)
Net income (loss)	(36)	868
Net income attributable to noncontrolling interest	(5)	(3)
Net income (loss) attributable to parent company stockholders	(41)	865

Earnings per share (Basic) attributable to parent company's stockholders	(0.05)	0.96
Earnings per share (Diluted) attributable to parent company's stockholders	(0.05)	0.92

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
In million of U.S. dollars	June 28, 2025	June 29, 2024
Net income (loss)	(94)	354
Other comprehensive income (loss), net of tax

Derivative instruments:
Change in fair value of cash-flow hedges	152	(19)
Reclassification for net (gains)/losses realized and included in net income	(14)	5
Total change in unrealized gains/losses on cash-flow hedges	138	(14)

Available-for-sale debt securities:
Change in fair value of available-for-sale debt securities	3	—
Reclassification for net (gains)/losses realized and included in net income	—	—
Total change in unrealized gains/losses on available-for sale debt securities	3	—

Defined benefit plans:
Actuarial gains/(losses) arising during the period	(5)	—
Amortization of actuarial (gains)/losses included in net income	2	2
Total change in unrealized gains/losses on defined benefit plans	(3)	2

Change in foreign currency translation	350	(35)

Other comprehensive income (loss), net of tax	488	(47)
Total comprehensive income	394	307
Less: comprehensive income (loss) attributable to noncontrolling interest	3	1
Total comprehensive income attributable to parent company's stockholders	391	306

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended
	(Unaudited)
In million of U.S. dollars	June 28, 2025	June 29, 2024
Net income (loss)	(36)	868
Other comprehensive income (loss), net of tax

Derivative instruments:
Change in fair value of cash-flow hedge	222	(57)
Reclassification for net (gains)/losses realized and included in net income	15	(5)
Total change in unrealized gains/losses on cash-flow hedge	237	(62)

Available-for-sale debt securities:
Change in fair value of available-for-sale debt securities	11	(7)
Reclassification for net (gains)/losses realized and included in net income	—	—
Total change in unrealized gains/losses on available-for sale debt securities	11	(7)

Defined benefit plans:
Actuarial gains/(losses) arising during the period	(6)	(3)
Amortization of actuarial (gains)/losses included in net income	4	4
Total change in unrealized gains/losses on defined benefit plans	(2)	1

Change in foreign currency translation	502	(124)

Other comprehensive income (loss), net of tax	748	(192)
Total comprehensive income	712	676
Less: comprehensive income (loss) attributable to noncontrolling interest	6	3
Total comprehensive income attributable to parent company's stockholders	706	673

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

In millions of U.S. dollars, except share amounts	June 28, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	1,616	2,282
Short-term deposits	1,650	1,450
Marketable securities	2,363	2,452
Trade accounts receivable, net	1,352	1,749
Inventories	3,273	2,794
Other current assets	1,267	1,007
Total current assets	11,521	11,734
Goodwill	313	290
Other intangible assets, net	342	346
Property, plant and equipment, net	11,437	10,877
Non-current deferred tax assets	558	464
Long-term investments	77	71
Other non-current assets	1,215	961
Total assets	25,463	24,743

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term debt	1,006	990
Trade accounts payable	1,451	1,323
Other payables and accrued liabilities	1,386	1,306
Dividends payable to stockholders	257	88
Accrued income tax	104	66
Total current liabilities	4,204	3,773
Long-term debt	1,951	1,963
Post-employment benefit obligations	428	377
Long-term deferred tax liabilities	48	47
Other long-term liabilities	848	904
Total liabilities	7,479	7,064
Commitment and contingencies
Stockholders' equity:
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,281,920 shares issued, 894,759,029 shares outstanding as of June 28, 2025)	1,157	1,157
Additional paid-in capital	3,187	3,088
Retained earnings	12,911	13,459
Accumulated other comprehensive income	983	236
Treasury stock	(490)	(491)
Total parent company stockholders' equity	17,748	17,449
Noncontrolling interest	236	230
Total stockholders' equity	17,984	17,679
Total liabilities and stockholders' equity	25,463	24,743

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In millions of U.S. dollars, except per share amounts	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of March 30, 2024 (Unaudited)	1,157	2,931	(463)	12,982	468	124	17,199
Repurchase of common stock	—	—	(89)	—	—	—	(89)
Stock-based compensation expense	—	54	198	(198)	—	1	55
Comprehensive income:
Net income	—	—	—	353	—	1	354
Other comprehensive income (loss), net of tax	—	—	—	—	(47)	—	(47)
Comprehensive income	—	—	—	—	—	—	307
Dividends, $0.36 per share	—	—	—	(324)	—	—	(324)
Balance as of June 29, 2024 (Unaudited)	1,157	2,985	(354)	12,813	421	126	17,148

In millions of U.S. dollars, except per share amounts	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of March 29, 2025 (Unaudited)	1,157	3,142	(582)	13,514	495	233	17,959
Repurchase of common stock	—	—	(92)	—	—	—	(92)
Stock-based compensation expense	—	45	184	(184)	—	—	45
Comprehensive income (loss):
Net income (loss)	—	—	—	(97)	—	3	(94)
Other comprehensive income (loss), net of tax	—	—	—	—	488	—	488
Comprehensive income	—	—	—	—	—	—	394
Dividends, $0.36 per share	—	—	—	(322)	—	—	(322)
Balance as of June 28, 2025 (Unaudited)	1,157	3,187	(490)	12,911	983	236	17,984

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of December 31, 2023 (Audited)	1,157	2,866	(377)	12,470	613	123	16,852
Repurchase of common stock			(175)				(175)
Stock-based compensation expense		119	198	(198)			119
Comprehensive income:
Net income				865		3	868
Other comprehensive income (loss), net of tax					(192)		(192)
Comprehensive income							676
Dividends, $0.36 per share				(324)			(324)
Balance as of June 29, 2024 (Unaudited)	1,157	2,985	(354)	12,813	421	126	17,148

In million of U.S. dollars, except per share amounts	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non controlling Interest	Total Equity
Balance as of December 31, 2024 (Audited)	1,157	3,088	(491)	13,459	236	230	17,679
Repurchase of common stock			(184)				(184)
Stock-based compensation expense		99	185	(185)			99
Comprehensive income (loss):
Net income (loss)				(41)		5	(36)
Other comprehensive income (loss), net of tax					747	1	748
Comprehensive income							712
Dividends, $0.36 per share				(322)			(322)
Balance as of June 28, 2025 (Unaudited)	1,157	3,187	(490)	12,911	983	236	17,984

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months ended
	(Unaudited)
In millions of U.S. dollars	June 28, 2025	June 29, 2024
Cash flows from operating activities:
Net income (loss)	(36)	868
Items to reconcile net income (loss) and cash flows from operating activities:
Depreciation and amortization	892	868
Amortization of issuance costs on convertible bonds	1	1
(Gain) loss on financial instruments, net	(6)	1
Non-cash stock-based compensation	99	119
Other non-cash items	(111)	(107)
Deferred income tax	(106)	4
Impairment losses, non-cash restructuring charges and other related phase-out costs	133	—
Changes in assets and liabilities:
Trade receivables, net	406	7
Inventories	(312)	(148)
Trade payables	66	147
Other assets and liabilities, net	(98)	(199)
Net cash from operating activities	928	1,561

Cash flows used in investing activities:
Payment for purchase of tangible assets	(1,162)	(1,835)
Proceeds from capital grants and other contributions	136	292
Proceeds from sale of tangible assets	6	3
Payment for purchase of marketable securities	(54)	(1,301)
Proceeds from matured marketable securities	200	750
Net proceeds from (investment in) short-term deposits	(200)	250
Payment for purchase of intangible assets	(54)	(41)
Net cash used in investing activities	(1,128)	(1,882)

Cash flows from (used in) financing activities:
Proceeds from long-term debt	—	300
Repayment of long-term debt	(122)	(95)
Repurchase of common stock	(184)	(175)
Dividends paid to stockholders	(153)	(121)
Payment for withholding tax on vested shares	(3)	(5)
Proceeds from advances on capital grants	—	295
Other financing activities	(11)	(3)
Net cash from (used in) financing activities	(473)	196
Effect of changes in exchange rates	7	(5)
Net cash decrease	(666)	(130)
Cash and cash equivalents at beginning of the period	2,282	3,222
Cash and cash equivalents at end of the period	1,616	3,092

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
Notes to Interim Consolidated Financial Statements (Unaudited)
1.The Company
STMicroelectronics N.V. (the “Company”) is registered in the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.
The Company is a global semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and general-purpose components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
2.Fiscal Year
The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.
The Company’s first quarter ended on March 29, the second quarter ended on June 28, the third quarter will end on September 27, and its fourth quarter will end on December 31.
3.Basis of Presentation
The accompanying unaudited interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2024. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.
All balances and values in the current and prior periods are in millions of U.S. dollars, except share and per-share amounts.
The accompanying unaudited interim consolidated financial statements do not include certain footnotes and financial disclosures normally required on an annual basis under U.S. GAAP. Therefore, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2025.
4.Use of Estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:
•sales allowances for discounts, price protection, product returns and other rebates,
•inventory obsolescence reserves and assessment of normal manufacturing capacity to determine costs capitalized in inventory,
•recognition and measurement of loss contingencies,
•valuation at fair value of assets acquired and liabilities assumed on business acquisitions, and measurement of any contingent consideration,
•annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment of events which could trigger impairment testing on tangible assets, the assumptions used when testing asset groups for impairment, and the assessment of the Company’s long-lived assets economic useful lives,
•assumptions used in measuring expected credit losses and impairment charges on financial assets,
•assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•assumptions used in calculating net defined pension benefit obligations and other long-term employee benefits, and
•determination of the amount of tax expected to be paid and tax benefit expected to be received, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.
The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.
5.Recent Accounting Pronouncements
In the first six months of 2025, the Company did not adopt any new accounting guidance that had a material impact on its financial position and results of operations.
In December 2023, the FASB issued new guidance related to income taxes, which requires additional disclosures, primarily around disaggregation of income tax paid and specific categories in the income tax rate reconciliation. The guidance will be effective for the Company beginning with the annual report for fiscal year ending December 31, 2025. The guidance will be applied prospectively. The Company will include all newly mandatory disclosures at year-end and is not expecting any significant impact on its income tax expense disclosures for the year ended December 31, 2025.
In November 2024, the FASB issued new guidance to improve comprehensive income disclosures. The guidance requires disaggregation of income statement expenses. The guidance will be effective for the Company beginning with the annual report for fiscal year ending December 31, 2027 and interim periods thereafter. The Company is currently assessing the impact the new guidance will have on its income statement expense disclosures.
6.Other Income and Expenses, Net
Other income and expenses, net consisted of the following:

	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Public funding	57	58	102	151
Start-up costs	(2)	(22)	(6)	(52)
Exchange gains (losses), net	10	(1)	17	(2)
Patent costs	(1)	(1)	(1)	(3)
Gain on sale of non-current assets	4	1	5	3
Cancellation fees of committed equipment purchases	(3)	—	(3)	—
Other, net	—	(2)	1	(4)
Total	65	33	115	93
The Company receives public funding from governmental bodies in several jurisdictions.

Start-up costs represent costs incurred in the ramp-up phase of the Company’s newly integrated manufacturing activities.
Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than a subsidiary’s functional currency and the changes in fair value of derivative instruments which are not designated as hedges, as described in Note 29.
Patent costs mainly include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.
7.Impairment, restructuring and other related phase-out costs
The Company is currently engaged in a company-wide program aimed to reshape the Company’s manufacturing footprint by accelerating the wafer fab capacity to 300mm Silicon (Agrate, Italy and Crolles, France) and 200mm Silicon Carbide (Catania, Italy) and resizing the Company’s global cost base. This program is expected to result in strengthening the Company’s capability to grow revenues with an improved operating efficiency.
Impairment, restructuring charges and other related phase-out costs incurred in the second quarter and first half of 2025 are summarized as follows:

Three months ended June 28, 2025	Impairment	Restructuring charges	Other related phase-out costs	Total impairment, restructuring charges and other related phase-out costs
Manufacturing reshaping pillar	(113)	(28)	—	(141)
Cost base resizing pillar	—	(29)	—	(29)
Other	(20)	—	—	(20)
Total	(133)	(57)	—	(190)

Six months ended June 28, 2025	Impairment	Restructuring charges	Other related phase-out costs	Total impairment, restructuring charges and other related closure costs
Manufacturing reshaping pillar	(113)	(28)	—	(141)
Cost base resizing pillar	—	(37)	—	(37)
Other	(20)	—	—	(20)
Total	(133)	(65)	—	(198)
Impairment charges
In the first half of 2025, the Company recorded a total impairment charge of $133 million, of which $113 million related to the manufacturing pillar of the program. With the announcement of its launch in April 2025, the Company identified certain impairment indicators which triggered an impairment test on its manufacturing activities impacted by the program, primarily in France and in Italy. The impairment test was conducted on several asset groups impacted by the program, each composed of buildings, facilities and equipment. Infrastructures (building and facilities) were identified as the primary asset of each tested asset group, taking into consideration that certain infrastructures will be dismantled pursuant to the manufacturing reshaping and rationalization program. The impairment test generated a total impairment charge of $113 million, of which $26 million on buildings currently held for use but expected to be demolished, $80 million on facilities currently used but expected to be dismantled, and $7 million on equipment to be disposed of upon execution of the manufacturing reshaping program.
The impairment test was conducted on certain asset groups held for use, primarily infrastructures (buildings and facilities). The carrying amount of impaired infrastructures totaled $152 million and fair value totaled $43 million as of June 28, 2025. Fair value was measured based on an income approach, which corresponds to a Level 3 measurement hierarchy. This income approach models a theoretical rental income generated from the right of use of the infrastructures (square meters of available space) on a determined period (period of use until expected complete phase down and subsequent dismantling). The rental income is estimated based on observable prices from the rental market for semiconductor and industrial space (clean room and other technical infrastructures), discounted at a rate which represents the yield expected from the market participants on the rental market. The discount rate is determined as the sum of the risk-free rate applicable in the country where the infrastructures are located as of the date of the impairment test, plus a rental market premium based on available market data. The annual discount rate used in the impairment test is on average 6%.
In the second quarter of 2025, the Company also recorded a $20 million impairment charge on a license under joint development with a third party, for which future use is no longer expected.
Restructuring charges
On January 30, 2025, the Company announced the launch of the first phase of its company-wide program, which is expected to generate, specifically in terms of operating expenses (SG&A expenses and R&D expenses), annual cost savings totaling $300 million to 360 million, exiting 2027, compared to the cost base of 2024. In the first half of 2025, the Company recorded restructuring charges totaling $37 million in relation to the cost base resizing pillar, of which $29 million recorded in the three months ended June 28, 2025, primarily for employee voluntary termination benefits. These special termination benefits were recorded on the balance sheet at the date the employees irrevocably accepted their offer.
The Company also recorded in the second quarter of 2025 a provision amounting to $28 million for cancellation fees payable on a long-term supply agreement in consideration of the Company’s reshape of its manufacturing footprint.
Changes to the restructuring liabilities and provisions recorded on the consolidated balance sheet as of June 28, 2025 are summarized as follows:

	Labor related liabilities and provisions	Non-labor related provision	Total
Total as of December 31, 2024	—	—	—
Charges incurred in 2025	37	28	65
Amounts paid	(3)	—	(3)
Total as of June 28, 2025	34	28	62
The Company is still at the early stage of the company-wide program execution and consequently, no estimate of the total restructuring charges expected from the full completion of the whole plan was available as of June 28, 2025. The total actual costs that the Company will incur may differ from estimates, based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes. The Company expects to incur phase-out costs during the ramp-down phase in locations affected by the manufacturing reshaping program. These phase-out costs primarily correspond to fixed costs related to the capacity which will be phased-out in the facilities transferring equipment, processes and production to other locations in line with the execution of the reshaping manufacturing program.
8.Interest Income, Net
Interest income, net consisted of the following:

	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Income	60	76	122	157
Expense	(15)	(25)	(29)	(46)
Total	45	51	93	111
Interest income is related to cash and cash equivalents, short-term deposits and marketable securities held by the Company.
9.Income Taxes
Income tax expense is as follows:

	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Income tax expense	18	(67)	4	(159)
The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected yearly income tax expense on an interim basis. The Company recorded income tax benefit of $18 million during the second quarter of 2025, reflecting a 18.8% estimated annual effective tax rate before discrete items at consolidated level, including the estimated impact of Pillar Two taxes for 2025 which represent 0.1% of the estimated annual effective tax rate, applied to the consolidated profit before tax.
10.Earnings per Share
Basic earnings per share (“EPS”) is computed by dividing net income attributable to parent company's stockholders by the weighted average number of common stock outstanding during the reporting period. Diluted EPS is computed using the weighted average number of common stock outstanding and the dilutive effect of equity instruments, such as employee stock awards and the shares underlying the Company’s convertible bonds. The following table shows the computation of basic and diluted EPS.

	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024

Basic EPS

Net income attributable to parent company as reported	(97)	353	(41)	865
Weighted average number of shares outstanding	893,880,593	901,490,010	894,948,421	901,636,200

Basic EPS	(0.11)	0.39	(0.05)	0.96

Diluted EPS
Net income attributable to parent company as adjusted	(97)	353	(41)	865

Weighted average number of shares outstanding	893,880,593	901,490,010	894,948,421	901,636,200
Dilutive effect of stock awards	—	5,787,354	—	6,297,546
Dilutive effect of convertible bonds	—	33,825,000	—	33,825,000
Number of shares used in calculating diluted EPS	893,880,593	941,102,364	894,948,421	941,758,746

Diluted EPS	(0.11)	0.38	(0.05)	0.92
For the three and six months ended June 28, 2025, the diluted effect of stock awards and the 2020 convertible bonds was excluded from the diluted EPS calculation because including them would have been antidilutive. This is attributable to the Company's reporting a net loss for the periods.

11.Accumulated Other Comprehensive Income (“AOCI”)
The table below details the changes in AOCI attributable to the Company’s stockholders by component, net of tax, for the six months ended June 28, 2025:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments	Total
December 31, 2024	(99)	(9)	(101)	406	197
Cumulative tax impact	14	1	24	—	39
December 31, 2024, net of tax	(85)	(8)	(77)	406	236
OCI before reclassifications	259	13	(6)	501	767
Amounts reclassified from AOCI	17	—	4	—	21
OCI for the six months ended June 28, 2025	276	13	(2)	501	788
Tax impact	(39)	(2)	—	—	(41)
OCI for the six months ended June 28, 2025, net of tax	237	11	(2)	501	747
June 28, 2025	177	4	(103)	907	985
Cumulative tax impact	(25)	(1)	24	—	(2)
June 28, 2025, net of tax	152	3	(79)	907	983
Items reclassified out of AOCI for the six month period ended June 28, 2025 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedge derivatives
Foreign exchange derivative contracts	(13)	Cost of sales
Foreign exchange derivative contracts	(1)	Selling, general and administrative expenses
Foreign exchange derivative contracts	(3)	Research and development expenses
	2	Income tax benefit (expense)
	(15)	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(4)	Other components of pension benefit costs(1)
	—	Income tax benefit (expense)
	(4)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	(19)	Net of tax
(1)    These items are included in the computation of net periodic pension cost, as described in Note 24.

12.Short-Term Deposits and Marketable Securities
To optimize the return yield on its short-term investments, the Company invested $1,650 million of available cash in short-term deposits as of June 28, 2025, compared to $1,450 million as of December 31, 2024.
The Company also invested available liquidity in marketable securities. As of December 31, 2024, the Company held $2,452 million in marketable securities classified as available-for-sale debt securities. Changes in the fair value of marketable securities are detailed in the table below:

	December 31, 2024	Purchase	Accretion	Proceeds at maturity	Change in fair value included in Other Comprehensive Income (“OCI”)	June 28, 2025
U.S. Treasury debt securities	2,452	54	44	(200)	13	2,363
Total	2,452	54	44	(200)	13	2,363
In the first six months of 2025, the Company invested $54 million available cash in U.S. Treasury bonds. The debt securities totaled $2,363 million and have a rating of Aaa/AA+/AA+ from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.2 years. The debt securities are reported as current assets on the line “Marketable securities” on the consolidated balance sheet as of June 28, 2025, since they represent investments of funds available for current operations. For the marketable securities that were in an unrealized loss position as of June 28, 2025, the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of the amortized cost basis. The bonds are classified as available-for-sale financial assets and recorded at fair value as of June 28, 2025. The fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregate amortized cost basis of these securities totaled $2,359 million as of June 28, 2025.
Marketable securities totaling $1,350 million at principal amount were transferred to financial institutions as part of short-term securities lending transactions, in compliance with corporate policies. The Company, acting as the securities lender, does not hold any collateral in these unsecured securities lending transactions. The Company retains effective control on the transferred securities.
The below table details debt securities that were in an unrealized loss position for less than twelve months or more than twelve months as of June 28, 2025:

	June 28, 2025
	Less than 12 months		More than 12 months		Total
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury debt securities	1,042	—	454	(4)	1,496	(4)
Total	1,042	—	454	(4)	1,496	(4)
Debt securities that were in an unrealized gain position as of June 28, 2025, were reported at a fair value of $867 million with an unrealized gain of $8 million.
The below table details debt securities that were in an unrealized loss position for less than twelve months or more than twelve months as of December 31, 2024:

	December 31, 2024
	Less than 12 months		More than 12 months		Total
Description	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury debt securities	448	(2)	443	(9)	891	(11)
Total	448	(2)	443	(9)	891	(11)

Debt securities that were in an unrealized gain position as of December 31, 2024, were reported at a fair value of $1,561 million with an unrealized gain of $3 million.
13.Trade Accounts Receivable, Net
Trade accounts receivable, net consists of the following:

	As of	As of
	June 28, 2025	December 31, 2024
Trade accounts receivable	1,369	1,768
Current expected credit losses allowance	(17)	(19)
Total	1,352	1,749
The Company uses a lifetime expected credit losses allowance for all trade receivables based on failure rates, as applied to the gross amounts of trade accounts receivable. The allowance also includes reasonable assumption about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Company’s customers to settle the receivables. In addition to the factors already embedded in the failure rates, as applied to trade accounts receivable, the Company has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These macroeconomic factors are weighted into different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions.

On that basis, the changes in reported CECLA as of June 28, 2025 are presented below:

CECLA as of December 31, 2024	(19)
Current-period adjustment to CECLA	2
CECLA as of June 28, 2025	(17)
Adjustments to the expected credit losses allowance, if any, are reported in the line “Selling, general and administrative expenses” in the consolidated statements of income. The Company did not report any other significant changes to the expected credit losses allowance during the first six months of 2025 and 2024.
14.Inventories
Inventories consists of the following:

	As of	As of
	June 28, 2025	December 31, 2024
Raw materials	411	348
Work-in-process	2,002	1,684
Finished products	860	762
Total	3,273	2,794

15.Other Current Assets
Other current assets consists of the following:

	As of	As of
	June 28, 2025	December 31, 2024
Public funding receivables	417	391
Taxes and other government receivables	279	254
Advances and prepayments	251	210
Loans and deposits	19	14
Interest receivable	61	29
Derivative instruments (Note 29)	138	10
Other current assets	102	99
Total	1,267	1,007
The Company participates in public funding programs in several jurisdictions associated with research, development, innovation and other first industrialization deployment activities. Public funding receivables for which collection is expected within twelve months totaled $417 million and $391 million as of June 28, 2025 and December 31, 2024, respectively.
Taxes and other government receivables mainly include receivables related to value-added tax, primarily in European tax jurisdictions.
Advances and prepayments include prepaid amounts associated with multi-annual supply and service agreements.
The Company applies a current expected credit losses model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other current assets to which this model applies corresponds to government receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant as of June 28, 2025 and December 31, 2024. Other current assets presented in the table above within the lines “Loans and deposits” and “Other current assets” are composed of amounts not deemed at exposure of default. Consequently, no loss allowance was reported on those current assets as of June 28, 2025 and December 31, 2024.
16.Goodwill
Following the Company's reorganization announced in January 2024 into four reportable segments, the Company has made further progress in analyzing its global product portfolio, resulting in additional adjustments to its segments, effective starting January 1, 2025. These changes did not have any significant effect on the allocation of goodwill to reportable segments.
Goodwill allocated to the reportable segments and changes in the carrying amount of goodwill were as follows:

	AM&S	P&D	EMP	RF&OC	Total
December 31, 2024	1	71	208	10	290
Foreign currency translation	—	9	14	—	23
June 28, 2025	1	80	222	10	313

17.Other Intangible Assets, net
Other intangible assets, net are detailed below:

June 28, 2025	Gross Value	Accumulated Amortization	Net Amount
Technologies & licenses	764	(560)	204
Purchased & internally developed software	515	(430)	85
Intangibles in progress	53	—	53
Total	1,332	(990)	342

December 31, 2024	Gross Value	Accumulated Amortization	Net Amount
Technologies & licenses	766	(577)	189
Purchased & internally developed software	484	(395)	89
Intangibles in progress	68	—	68
Total	1,318	(972)	346
The line “Intangibles in progress” in the table above also includes internally developed software under construction and software not ready for their intended use. The Company recorded $20 million impairment charge on an intangible asset in progress, in the first six months of 2025, as further described in Note 7.
Amortization expense related to intangible assets subject to amortization was $49 million and $51 million for the first six months of 2025 and 2024, respectively.
Estimated future amortization expense related to intangible assets as of June 28, 2025, is as follows:

Year
Remainder of 2025	59
2026	97
2027	66
2028	39
2029	26
Thereafter	55
Total	342

18.Property, Plant and Equipment, net
Property, plant and equipment, net are detailed below:

June 28, 2025	Gross Value	Accumulated Depreciation	Net Amount
Land	130	—	130
Buildings	1,516	(697)	819
Facilities & leasehold improvements	4,891	(3,538)	1,353
Machinery and equipment	23,704	(17,233)	6,471
Computer and R&D equipment	441	(369)	72
Operating lease right-of-use assets	395	(143)	252
Finance lease right-of-use assets	72	(15)	57
Other tangible assets	125	(104)	21
Construction in progress	2,262	—	2,262
Total	33,536	(22,099)	11,437

December 31, 2024	Gross Value	Accumulated Depreciation	Net Amount
Land	118	—	118
Buildings	1,386	(617)	769
Facilities & leasehold improvements	4,484	(3,137)	1,347
Machinery and equipment	22,017	(15,676)	6,341
Computer and R&D equipment	406	(335)	71
Operating lease right-of-use assets	392	(141)	251
Finance lease right-of-use assets	72	(11)	61
Other tangible assets	114	(94)	20
Construction in progress	1,899	—	1,899
Total	30,888	(20,011)	10,877
The line “Construction in progress” in the table above includes property, plant and equipment under construction, and equipment under qualification that are not ready for their intended use.
The depreciation charge was $843 million and $817 million for the first six months of 2025 and 2024, respectively.
In 2023, the Company and Sanan Optoelectronics jointly created Sanan ST JV for high-volume 200mm SiC device manufacturing in China. The entity has been identified as a Variable Interest Entity ("VIE") for which the Company is the primary beneficiary. As such, it was fully consolidated as of June 28, 2025 and December 31, 2024, as further described in Note 20. As of June 28, 2025 and December 31, 2024, a total amount of $362 million and $316 million respectively, was included on the line "Property, plant and equipment, net" of the consolidated balance sheet from the VIE's consolidation.
The company recorded $113 million impairment charge on buildings ($26 million), facilities ($80 million) and machinery and equipment ($7 million), in the first six months of 2025, as further described in Note 7.

19.Leases
The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 48 years.
Operating and finance leases consist of the following:

	As of	As of
	June 28, 2025	December 31, 2024
Right-of-use assets
Operating leases	252	251
Finance leases	57	61
Total right-of-use assets	309	312
Lease liabilities
Current	65	70
Operating leases	58	54
Finance leases	7	16
Non-current	218	210
Operating leases	162	160
Finance leases	56	50
Total lease liabilities	283	280
Lease liability maturities as of June 28, 2025 are as follows (in millions):

	Operating Leases	Finance Leases	June 28, 2025
2025	35	6	41
2026	54	7	61
2027	38	31	69
2028	28	2	30
2029	21	2	23
Thereafter	96	30	126
Total future undiscounted cash outflows	272	78	350
Effect of discounting	(52)	(15)	(67)
Total lease liabilities	220	63	283
Operating and finance lease terms and discount rates are as follows:

	As of	As of
	June 28, 2025	December 31, 2024
Weighted average remaining lease term (in years) – operating leases	8.73	8.59
Weighted average remaining lease term (in years) – finance leases	9.08	8.29
Weighted average discount rate – operating lease	3.81%	3.83%
Weighted average discount rate – finance lease	3.82%	3.78%

Operating and finance lease cost and cash paid are as follows:

	Six Months ended
	June 28, 2025	June 29, 2024
Operating lease cost	35	37
Finance lease cost
Amortization of right-of-use assets	3	2
Interest	1	1
Short-term lease costs	6	5
Operating lease cash paid	36	40
Finance lease cash paid	13	5

Non-cash transactions corresponding to right-of-use assets obtained in exchange for new operating and finance lease liabilities in the first six months of 2025 and 2024 are as follows:

	Six Months ended
	June 28, 2025	June 29, 2024
Operating leases	22	32
Finance leases	1	—
20.Long-Term Investments and Variable Interest Entities

	As of	As of
	June 28, 2025	December 31, 2024
Cost-method investments	20	20
Other long-term investments	57	51
Total	77	71
Cost-method investments include a $9 million interest in DNP Photomask Europe S.p.A (“DNP”) and a $10 million investment in DustPhotonics Ltd. related to the development of SiPho technology for the RF communications business.
In December 2024, the Company participated to the initial purchase offering of Innoscience (Suzhou), which is listed on the main board of the Hong Kong Stock Exchange. The Company acquired a 1.4% equity stake for a total amount of $51 million. As a publicly traded equity instrument, the Innoscience investment is measured at fair value through earnings. The change in fair value amounted to a $6 million unrealized gain in the first six months of 2025, reported on the line "Gain (loss) on financial instruments, net" on the consolidated statement of income.
In 2023, the Company and Sanan Optoelectronics jointly created Sanan ST JV for high-volume 200mm SiC device manufacturing activities in China. The purpose of the entity is to supply SiC devices for car electrification and industrial power and energy applications in China. With the creation and future operations of Sanan ST JV, the Company seeks to create a fully integrated vertical value chain aiming at serving the Chinese electrification market. Sanan Optoelectronics will build a separate 200mm SiC substrate manufacturing facility to fulfill Sanan ST JV's needs. Sanan ST JV will produce SiC devices exclusively for the Company, using the Company's proprietary SiC manufacturing process technology and know how and serving as a dedicated foundry to support the Company's demand for Chinese customers.
The Company has identified Sanan ST JV as a VIE, primarily based on the disproportionality between its 49% equity interest rights and its economic interest and operating role in the entity. Indeed the significant activities of Sanan ST JV involve or are conducted on behalf of the Company as the sole customer of the entity. Moreover, through its key role in the successful process qualification and future manufacturing efficiency based on its SiC manufacturing process technology, the Company has the power to control the activities that most significantly impact Sanan ST JV's future economic performance. Additionally, based on the nature of the risks impacting Sanan ST JV's future economic performance, the Company will absorb the potential losses of Sanan ST JV or the right to receive benefits downstream the whole integrated SiC device value chain. Consequently, the Company has a controlling financing interest in Sanan ST JV and is the primary beneficiary of the VIE.
As the primary beneficiary of Sanan ST JV, the Company fully consolidates the VIE, with the recognition of 51% non-controlling interest. Non-controlling interest amounted to $156 million as of June 28, 2025 and December 31, 2024.
21.Other Non-Current Assets
Other non-current assets are detailed bellow:

	As of	As of
	June 28, 2025	December 31, 2024
Equity securities	41	37
Public funding receivables	561	375
Taxes and other government receivables	14	26
French research tax credit receivable	256	231
Defined benefit plans (Note 24)	19	22
Prepayments and deposits to third parties	228	213
Derivative instruments (Note 29)	32	—
Other non-current assets	64	57
Total	1,215	961

Public funding receivables include public funding scheme for research, development, innovation and first industrial deployment activities, of which $561 million and $375 million were reported as non-current assets as of June 28, 2025 and December 31, 2024, respectively.
From time to time, the Company enters into factoring transactions to accelerate the realization in cash of certain non-current assets. As of June 28, 2025, $65 million factoring transactions were recorded, with a financial cost of $2 million, as compared to $89 million in 2024, with a financial cost of $4 million.
Prepayments and deposits to third parties include receivables related to long-term supply agreements involving purchase of raw materials, capacity commitments, cloud-hosting arrangements, and other services.
The major portion of other non-current assets to which the expected credit loss model applies are long-term government receivables, including public funding. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be negligible as of June 28, 2025 and December 31, 2024. Other non-current assets presented in the table above on the line “Other non-current assets” are composed of individually not significant amounts not deemed to have exposure of default. Consequently, no significant expected credit loss allowance was reported on other non-current assets at reporting date.

22.Other Payables and Accrued Liabilities
Other payables and accrued liabilities are detailed below:

	As of	As of
	June 28, 2025	December 31, 2024
Employee related liabilities	471	537
Employee compensated absences	312	237
Taxes other than income taxes	92	79
Advances from customers	81	89
Liabilities related to public funding	105	42
Derivative instruments (Note 29)	15	86
Defined benefit and contribution plans (Note 24)	43	50
Royalties	21	22
Current operating lease liabilities (Note 19)	58	54
Restructuring liabilities and provisions (Note 7)	62	—
Others	126	110
Total	1,386	1,306
Advances from customers are primarily related to multi-annual capacity reservation and volume commitment agreements signed with certain customers. Some of these arrangements include take-or-pay clauses, according to which the Company is entitled to receive the full amount of the contractual commitment fees in case of non-compliant orders from those customers. Certain agreements include penalties in case the Company is not able to fulfill its contractual obligations. No significant provision for those penalties was reported on the consolidated balance sheets as of June 28, 2025 and December 31, 2024.
In the second quarter of 2025, the Company started the execution of the program to reshape its manufacturing footprint and to resize its global cost base. Restructuring liabilities and provisions related to such programs totaled $62 million as of June 28, 2025, as further described in Note 7.

23.Financial Debt
Financial debt consists of the following:

	As of	As of
	June 28, 2025	December 31, 2024
Funding program loans from European Investment Bank (“EIB”):
2.78% due 2028, floating interest rate at Euribor + 0.589%	119	106
3.18% due 2029, floating interest rate at Euribor + 0.564%	115	127
2.94% due 2031, floating interest rate at Euribor + 0.473%	236	244
3.10% due 2031, floating interest rate at Euribor + 0.550%	135	120
2.61% due 2033, floating interest rate at Euribor + 0.558%	316	281
5.18% due 2034, floating interest rate at Secured Overnight Financing Rate + 0.939%	270	300
Credit Facility from Cassa Depositi e Prestiti SpA (“CDP SpA”):
2.73% due 2027, floating interest rate at Euribor + 0.690%	59	65
2.90% due 2028, floating interest rate at Euribor + 0.550%	68	69
3.20% due 2029, floating interest rate at Euribor + 0.850%	75	74
Dual tranche senior unsecured convertible bonds:
Zero-coupon due 2025 (Tranche A)	750	749
Zero-coupon due 2027 (Tranche B)	749	749
Finance leases:
3.58% due 2025, fixed interest rate	—	8
3.86% due 2027, fixed interest rate	35	34
3.78% due 2042, fixed interest rate	26	23
1.75% due 2042, fixed interest rate	1	1
5.85% due 2027, fixed interest rate	1	—
Other funding program loans:
0.26% (weighted average), due 2025-2028, fixed interest rate	2	3
Total financial debt	2,957	2,953
Less current portion	(1,006)	(990)
Total financial debt, less current portion	1,951	1,963
On August 4, 2020, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), with original maturity in 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A, equivalent to a 47.5% conversion premium, and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond with a $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond with a $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company.
As per contractual terms, the bondholders have full conversion rights on Tranche A bonds, starting August 2023 and full conversion rights on Tranche B bonds starting August 2024.
As per contractual terms, starting August 2023, Tranche A bonds are callable by the Company with a 130% contingent feature, with the exercise of its call rights being preceded by the release, by the Company, of an Optional Redemption Notice. The same feature applies for Tranche B bonds starting August 2024.
As of June 28, 2025, the Company stock price did not exceed the conversion price of the senior unsecured convertible bonds.

Tranche A bonds and Tranche B bonds were reported as “Short-term debt” and “Long-term debt” respectively in the consolidated balance sheets as of June 28, 2025 and December 31, 2024, based on their original maturity and the fact that, as of June 28, 2025 and December 31, 2024, the Company's stock price did not exceed the conversion price of the senior unsecured bonds.
The Company’s long-term debt contains standard conditions but does not impose minimum financial ratios. The Company had unutilized committed medium-term credit facilities with core relationship banks totaling $639 million as of June 28, 2025.
The EIB Loans are comprised of three long-term amortizing credit facilities as part of R&D funding programs. The first one, signed in August 2017, is a €500 million loan in relation to R&D and capital expenditures in the European Union. The entire amount was fully drawn in Euros corresponding to $234 million outstanding as of June 28, 2025. The second one, signed in 2020, is a €500 million credit facility agreement with EIB to support R&D and capital expenditure programs in Italy and France. The amount was fully drawn in Euros representing $371 million outstanding as of June 28, 2025. In 2022, the Company signed a third long-term amortizing credit facility with EIB of €600 million, out of which, €300 million was withdrawn in Euros and $300 million in U.S Dollars, representing $586 million outstanding as of June 28, 2025.
The CDP SpA loans are comprised of two long-term credit facilities. The first, signed in 2021, is a €150 million loan, fully drawn in Euros, of which $59 million were outstanding as of June 28, 2025. The second one, signed in 2022, is a €200 million loan, fully drawn in Euros, of which $143 million was outstanding as of June 28, 2025.
24.Post-Employment and Other Long-Term Employee Benefits
The Company and its subsidiaries have several defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits during the employees’ service period after certain seniority levels. The Company uses December 31 as the measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements.
The components of the net periodic benefit cost includes the following:

	Pension Benefits		Pension Benefits
	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Service cost	(10)	(8)	(19)	(16)
Interest cost	(10)	(9)	(19)	(18)
Expected return on plan assets	8	7	15	14
Amortization of actuarial net (loss) gain	(2)	(2)	(4)	(4)
Curtailments	(1)	—	(1)	—
Net periodic benefit cost	(15)	(12)	(28)	(24)

	Other long-term benefits		Other long-term benefits
	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Service cost	(1)	(1)	(1)	(1)
Interest cost	—	—	(1)	(1)
Net periodic benefit cost	(1)	(1)	(2)	(2)
Employer contributions paid and expected to be paid in 2025 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2024.

25.Other Long-Term Liabilities
Other long-term liabilities consists of the following:

	As of	As of
	June 28, 2025	December 31, 2024
Non-current operating lease liabilities (Note 19)	162	160
Contingent consideration on business combinations (Note 30)	17	15
Other employee benefits (Note 24)	115	99
Liabilities related to public funding	126	172
Advances received on capital grants	361	385
Advances from customers	11	12
Derivative instruments (Note 29)	—	3
Others	56	58
Total	848	904
Advances received on capital grants relate to Sanan ST JV, the entity the Company and Sanan Optoelectronics created in 2023 for high-volume 200mm SiC device manufacturing activities in China, as described in Note 20. This entity is a party to a regional public funding program, primarily consisting in capital grants received on eligible capital expenditures (infrastructures and equipment). As of June 28, 2025, the Company received $361 million of advances ($385 million as of December 31, 2024) on these capital grants while the capital expenditures had not been incurred yet.
26.Dividends
The Annual General Meeting of Shareholders (“AGM”) authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2025 and first quarter of 2026. An amount of $64 million corresponding to the first installment was paid during the second quarter of 2025. The remaining portion of the first installment and the $0.27 per share cash dividend corresponding to the remaining three installments totaled $257 million and were reported in the line “Dividends payable to stockholders” in the consolidated balance sheet as of June 28, 2025.
The AGM held on May 22, 2024 authorized the distribution of a cash dividend of $0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025. An amount of $81 million corresponding to the first installment, $81 million corresponding to the second installment and $72 million corresponding to the third installment were paid in 2024. An amount of $9 million corresponding to the remaining portion of the third installment and $80 million corresponding to the fourth installment were paid during the first half of 2025.
The AGM held on May 25, 2023 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2023 and first quarter of 2024. The amounts of $55 million corresponding to the first installment, $54 million corresponding to the second installment and $54 million corresponding to the third installment were paid in 2023. An amount of $54 million corresponding to the fourth installment was paid in 2024, of which $48 million was paid in the first quarter of 2024.
27.Shareholders' Equity
The authorized share capital of the Company is Euro 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of €1.04. As of June 28, 2025, the number of shares of common stock issued was 911,281,920 shares (911,281,920 as of December 31, 2024).
As of June 28, 2025, the number of shares of common stock outstanding was 894,759,029 (898,175,408 as of December 31, 2024).
As of June 28, 2025, the Company owned 16,522,891 shares classified as treasury stock in the consolidated statement of equity compared to 13,106,512 shares as of December 31, 2024.

The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs. In the first six months of 2025 and 2024, 4,241,469 and 4,553,498 of these treasury shares, respectively, were transferred to employees under the Company’s share-based remuneration programs.
On July 1, 2021, the Company announced the launch of a share buy-back program of up to $1,040 million to be executed within a three-year period. Under this share buy-back program, the Company purchased approximately 4.1 million shares of its outstanding common stock for a total amount of $175 million during the first half of 2024, from January until the program concluded in June 2024.
On June 21, 2024, the Company announced the launch of a new share buy-back plan comprising two programs of up to $1,100 million to be executed within a three-year period. Since the program's inception in July 2024, the Company has repurchased approximately 13.7 million shares of its common stock for a total amount of $368 million. During the first six months of 2025, the Company repurchased approximately 7.7 million shares of its common stock for a total amount of $184 million.
28.Contingencies, Claims and Legal Proceedings
The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Company, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions and environmental damages. The Company is also exposed to numerous legal risks including potential product recalls, environmental, shareholder rights, tariffs and export control regulations, anti-trust, anti-corruption, competition as well as other compliance risks and regulations. The Company may also face claims in the event of breaches of law committed by individual employees or third parties. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the occurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss or liability. The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates any potential losses and claims to determine whether provisions need to be adjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
The Company has received and may in the future receive communications alleging possible infringements of third-party patents or other third-party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.
On December 4, 2023, a jury in the United States District Court for the Western District of Texas in Waco, Texas (USA) returned a verdict in a patent infringement lawsuit in favor of the plaintiff, Purdue University. On June 7, 2024, the Court accepted the jury's verdict and entered a judgment against the Company in the amount of $32 million. Thereafter, the Company filed several post-trial motions challenging the verdict. In the event the Court denies the Company's post-trial motions, the Company intends to appeal to the U.S. Court of Appeals for the Federal Circuit in Washington DC. The risk on this case is considered possible with the possible loss currently estimated at $32 million.
The Company has contractual commitments to various customers which could require the Company to incur costs to repair or replace defective products it supplies to such customers. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Company is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Company’s results of operations, cash flows or its financial position.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves or insurance policies will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
As of June 28, 2025, and December 31, 2024, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.
29.Derivative Instruments and Risk Management
The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.
Foreign currency exchange risk
Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.
Derivative Instruments Not Designated as a Hedge
The Company conducts its business globally in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily regarding the Euro. Foreign exchange risk mainly arises from recognized assets and liabilities at the Company’s subsidiaries and future commercial transactions. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. Subsidiaries use forward contracts and purchased currency options to manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.
Derivative Instruments Designated as a Hedge
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at year-end a large part of its R&D and SG&A expenses, as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales. The Company also hedges through the use of currency forward contracts certain manufacturing transactions within cost of sales denominated in Singapore dollars.
These derivative instruments are designated and qualify as cash flow hedges. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are highly effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The whole change in fair value recorded on the hedging instrument is reported as a component of “Accumulated other comprehensive income” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction.
The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. Only in specific circumstances, the Company may change the percentage of the designated hedged item within the limit of 100% of the forecasted transaction. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.
As of June 28, 2025, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	483	905
Currency collars	354	540

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	118
Cash flow and fair value interest rate risk
The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk.
The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence, the Company is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.
Credit risk
The expected credit loss and impairment methodology applied on each category of financial assets is further described in each respective note. While cash and cash equivalents are also subject to the expected credit loss model, the identified expected credit loss is deemed to be negligible. The maximum credit risk exposure for all financial assets is their carrying amount.
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.
The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Credit risk is managed at the Group level. The Company selects banks and/or financial institutions that operate with the group based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed 20%

of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.
The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. There is no major concentration of credit risk, whether through exposure to individual customers, specific industry sectors, or regions. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.
The Company’s receivables include receivables towards government bodies. As such, they are investments with immaterial credit loss. Any remaining receivable is of low credit risk or individually not significant. The credit ratings of financial assets carried at amortized cost are monitored for credit deterioration.
Other market risk
For a complete description of exposure to market risks, these interim financial statements should be read in conjunction with the consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.
Information on fair value of derivative instruments and their classification in the consolidated balance sheets as of June 28, 2025 and December 31, 2024 is presented in the tables below:

			As of	As of
			June 28, 2025	December 31, 2024
Asset Derivatives		Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts		Other current assets	101	—
Foreign exchange forward contracts		Other non-current assets	32	—
Currency collars		Other current assets	33	—
Total derivatives designated as a hedge:			166	—
Derivatives not designated as a hedge:
Foreign exchange forward contracts		Other current assets	4	10
Total derivatives not designated as a hedge:			4	10
Total Derivatives			170	10

			As of	As of
			June 28, 2025	December 31, 2024
Liability Derivatives		Balance sheet classification	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts		Other payables and accrued liabilities	—	(66)
Foreign exchange forward contracts		Other non-current liabilities	—	(3)
Currency collars		Other payables and accrued liabilities	—	(15)
Total derivatives designated as a hedge:			—	(84)
Derivatives not designated as a hedge:
Foreign exchange forward contracts		Other payables and accrued liabilities	(15)	(5)
Total derivatives not designated as a hedge:	(12)		(15)	(5)
Total Derivatives	(12)		(15)	(89)
The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. As of June 28, 2025, the fair value of these collars represented assets for a net amount of $33 million (composed of $35 million assets offset with a $2 million liability). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association agreements and are compliant with Protocols of the European Market

Infrastructure Regulation and the ISDA 2018 U.S. Resolution Stay Protocol, which are not offset in the consolidated balance sheets, and representing total assets of $137 million and total liabilities of $15 million as of June 28, 2025.
The effect of derivative instruments designated as cash flow hedge on the consolidated statements of income for the six months ended June 28, 2025 and June 29, 2024 and on the AOCI as reported in the consolidated statements of equity as of June 28, 2025 and December 31, 2024 before tax impact, is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss)	Gain (loss) reclassified from OCI into earnings
	As of	As of	reclassified from OCI into earnings	Three Months ended		Six Months ended
	June 28, 2025	December 31, 2024		June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Foreign exchange forward contracts	95	(54)	Cost of sales	7	(4)	(13)	4
Foreign exchange forward contracts	11	(7)	Selling, general and administrative	1	(1)	(1)	—
Foreign exchange forward contracts	32	(17)	Research and development	2	(1)	(3)	1
Currency collars	25	(15)	Cost of sales	6	—	—	—
Currency collars	3	(2)	Selling, general and administrative	—	—	—	—
Currency collars	11	(4)	Research and development	1	1	—	1
Total	177	(99)	Total	17	(5)	(17)	6
A total $145 million gain deferred in AOCI is expected to be reclassified to earnings within the next twelve months.
No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars. No ineffective portion of the cash flow hedge relationships was recorded on the hedge transactions that were settled in the first six months of 2025 and 2024. No ineffectiveness is to be reported on hedge transactions outstanding as of June 28, 2025.
The effect on the consolidated statements of income for the six months ended June 28, 2025 and June 29, 2024, of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss)	Gain (loss) recognized in earnings
		Three Months ended		Six Months ended
		June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Foreign exchange forward contracts	Other income and expenses, net	(21)	(4)	(26)	(3)
Total		(21)	(4)	(26)	(3)
The Company did not enter into any derivative instrument containing credit-risk-related contingent features.

30.Fair Value Measurements
The table below details financial assets (liabilities) measured at fair value on a recurring basis as of June 28, 2025:

		Fair Value Measurements using
	June 28, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	2,363	2,363	—	—
Equity securities measured at fair value through earnings	98	98	—	—
Derivative assets designated as cash flow hedge	166	—	166	—
Derivative assets not designated as cash flow hedge	4	—	4	—
Derivative liabilities not designated as cash flow hedge	(15)	—	(15)	—
Contingent consideration for business acquisitions	(17)	—	—	(17)
Total	2,599	2,461	155	(17)
The table below details financial assets (liabilities) measured at fair value on a recurring basis as of December 31, 2024:

		Fair Value Measurements using
	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities – U.S. Treasury debt securities	2,452	2,452	—	—
Equity securities measured at fair value through earnings	88	88	—	—
Derivative assets not designated as cash flow hedge	10	—	10	—
Derivative liabilities designated as cash flow hedge	(84)	—	(84)	—
Derivative liabilities not designated as cash flow hedge	(5)	—	(5)	—
Contingent consideration for business acquisitions	(15)	—	—	(15)
Total	2,446	2,540	(79)	(15)
For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), there was no material movement between January 1, 2025 and June 28, 2025, and between January 1, 2024 and June 29, 2024.
Contingent consideration reported as non-current liabilities on the consolidated balance sheets as of June 28, 2025 and December 31, 2024 is based on the probability that the milestones defining the variable components of the consideration will be achieved.
No liability was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as of June 28, 2025 and June 29, 2024, respectively. As of June 28, 2025, certain long-lived assets were measured at fair value on a non-recurring basis as described in Note 7.
The following table includes additional fair value information on other financial assets and liabilities as of June 28, 2025 and December 31, 2024:

		As of		As of
		June 28, 2025		December 31, 2024
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1	1,145	1,145	1,611	1,611
Short-term deposits	1	1,650	1,650	1,450	1,450
Long-term debt
- Bank loans (including current portion)	2	1,395	1,395	1,389	1,389
- Finance leases (including current portion)	2	63	63	66	66
- Senior unsecured convertible bonds issued on August 4, 2020(2)	1	1,499	1,492	1,498	1,442
(1)    Cash equivalents primarily correspond to deposits at call with banks and money market funds.
(2)    The carrying amount as of June 28, 2025 and December 31, 2024 of the senior unsecured convertible bonds as reported above, corresponds to the nominal value of the bonds, net of $1 million unamortized debt issuance costs. The fair value represents the market price of the bonds trading on the Frankfurt Stock Exchange.
The methodologies used to estimate fair values are as follows:

Components	Methodology used to estimate fair value
Debt securities classified as available-for-sale	Quoted market prices for identical instruments
Foreign exchange forward contracts, currency options and collars	Quoted market prices for similar instruments
Equity securities measured at fair value through earnings	Quoted market prices for identical instruments
Equity securities carried at cost as a measurement alternative	Valuation of the underlying investments on a new round of third-party financing or upon liquidation
Long-term debt and current portion of long-term debt	Future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements. For convertible bonds, the fair value represents the market price of the bonds trading on the Frankfurt Stock Exchange

Cash and cash equivalents, short-term deposits, accounts receivable, short-term borrowings, and accounts payable	The carrying amounts reflected in the consolidated financial statements are considered as reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization

31.Revenues
31.1    Nature of goods and services
The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, ASICs, full-custom devices and semi-custom devices and ASSPs for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 32.
Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.
31.2    Revenue recognition and disaggregation
The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations included in contracts for the sale of goods have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection, if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.
In 2024, the Company signed several multi-annual capacity reservation and volume commitment arrangements with certain customers. These agreements constitute a binding commitment for the customers to purchase and for the Company to supply allocated committed volumes in exchange for additional consideration. The consideration related to commitment fees is reported as revenues from sale of products as it is usually based on delivered quantities. Advances from customers received as part of those agreements are reported in Note 22 and Note 25.
The payment terms typically range between 30 to 90 days.
The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment, nature and market channel:

	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Net revenues by geographical region of shipment(1)
Europe, Middle East, Africa (“EMEA”)	560	840	1,123	1,793
Americas	485	505	905	1,025
Asia Pacific	1,721	1,887	3,255	3,879
Total net revenues	2,766	3,232	5,283	6,697
Net revenues by nature
Revenues from sale of products	2,720	3,164	5,202	6,566
Revenues from sale of services	25	63	55	104
Other revenues	21	5	26	27
Total net revenues	2,766	3,232	5,283	6,697
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	1,989	2,350	3,784	4,765
Distribution	777	882	1,499	1,932
Total net revenues	2,766	3,232	5,283	6,697
(1)Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the Company, among the different periods, may be affected by shifts in shipments from one location to another, as requested by customers.
(2)OEM are the end-customers to which the Company provides direct marketing application engineering support, while Distribution refers to the distributors and representatives that the Company engages to distribute its products around the world.
32.Segment Reporting
The Company's Managing Board which consists of the Chief Executive Officer, Jean-Marc Chery and the Chief Financial Officer, Lorenzo Grandi under the oversight of the Company’s Supervisory Board, is considered to be the Company's Chief Operating Decision Maker (CODM) and reviews the financial information presented on an operating segment basis for purposes of making decisions, assessing financial performance and allocating resources.
Following the Company's reorganization announced in January 2024 into four reportable segments, the Company has made further progress in analyzing its global product portfolio, resulting in additional adjustments to its segments, effective starting January 1, 2025, without modifying subtotals at Product group level. Prior periods have been adjusted accordingly.
•In Analog, Power & Discrete, MEMS and Sensors (APMS) Product Group:
•the transfer of VIPower products from Power and Discrete products (“P&D”) reportable segment to Analog products, MEMS and Sensors (“AM&S”) reportable segment.
• In Microcontrollers, Digital ICs and RF products (MDRF) Product Group:
•the newly created ‘Embedded Processing’ reportable segment includes the former ‘MCU’ segment (excluding the RF ASICs mentioned below) as well as Custom Processing products (Automotive ADAS products).
•the newly created ‘RF & Optical Communications’ reportable segment includes the former ‘D&RF’ segment (excluding Automotive ADAS products) as well as some RF ASICs which were previously part of the former ‘MCU’ segment.
The Company believes these adjustments are critical for implementing synergies and optimizing resources, which are necessary to fully deliver the benefits expected from the Company's new organization.
The Company’s reportable segments are now as follows:
•Analog products, MEMS and Sensors (“AM&S”), comprised of ST analog products (now including VIPower products), MEMS sensors and actuators, and optical sensing solutions.
•Power and discrete products (“P&D”), comprised of discrete and power transistor products (now excluding VIPower products).
•Embedded Processing (“EMP”), comprised of general-purpose and automotive microcontrollers, connected security products and Custom Processing Products (Automotive ADAS).
•RF & Optical Communications (“RF&OC”), comprised of Space, Ranging & Connectivity products, Digital Audio & Signaling Solutions and Optical & RF COT.
The Company's reportable segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics and manufacturing processes amongst other factors. Consequently, the Company's reportable segments result from the aggregation of operating segments. The reportable segments also reflect how management allocates resources and measures performance.
Net revenues of “Others” include revenues from sales assembly services and other revenues. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, SG&A expenses and a part of R&D expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those comprise unused capacity charges, including incidents leading to power outage, certain unallocated impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special R&D programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments, as well as operating earnings of other products.
The CODM does not evaluate operating segments performance using discrete asset and significant expenses information. The CODM monitors the cost structure of the Company at the level of organizational functions, while economic performance is assessed through revenues and operating income at the level of reportable segments.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.
Net revenues by reportable segment:

	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
AM&S	1,133	1,336	2,202	2,742
P&D	447	576	844	1,207
EMP	847	906	1,589	1,953
RF&OC	336	410	642	787
Total net revenues of reportable segments	2,763	3,228	5,277	6,689
Others	3	4	6	8
Total consolidated net revenues	2,766	3,232	5,283	6,697
Operating income by reportable segment:

	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
AM&S	85	193	167	438
P&D	(56)	61	(83)	138
EMP	114	126	179	357
RF&OC	60	96	103	200
Total operating income of reportable segments	203	476	366	1,133
Others(1)	(336)	(101)	(496)	(208)
Total consolidated operating income (loss)	(133)	375	(130)	925
(1)Operating income (loss) of “Others” includes items such as unused capacity charges, including incidents leading to power outage, impairment, restructuring charges and other related phase-out costs, management reorganization costs, start-up costs, and other unallocated income (expenses) such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to reportable segments (e.g. urgent freight costs, changes in fair value measurement on contingent consideration liabilities), as well as operating earnings of other products.

The reconciliation of operating income of reportable segments to the total consolidated operating income (loss) is presented in the below table:

	Three Months ended		Six Months ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Total operating income of reportable segments	203	476	366	1,133
Impairment, restructuring and other related phase-out costs	(190)	—	(198)	—
Start-up costs	(2)	(22)	(6)	(52)
Unused capacity charges	(103)	(84)	(226)	(147)
Other unallocated manufacturing results	(41)	10	(70)	—
Gain on sale of non-current assets	4	—	4	1
Cancellation fees on committed equipment purchases	(3)	—	(3)	—
Strategic and other research and development programs and other non-allocated provisions(1)	(1)	(5)	3	(10)
Total operating loss Others	(336)	(101)	(496)	(208)
Total consolidated operating income (loss)	(133)	375	(130)	925
(1)    Includes unallocated income and expenses such as certain corporate-level operating expenses and other income (costs) that are not allocated to the reportable segments.
33.Subsequent events
On July 24, the Company announced that it is strengthening its global sensors capabilities with the planned acquisition of NXP Semiconductors’ MEMS sensors business, focused on automotive safety products as well as sensors for industrial applications. The transaction will complement and expand the Company's leading MEMS sensors technology and product portfolio, unlocking new opportunities for development across automotive, industrial and consumer applications. The transaction which will be financed with existing liquidity is subject to customary closing conditions, including regulatory approvals, and is expected to close in H1 2026.

EXHIBIT INDEX

Exhibit	Description
12.1	Certification of Jean-Marc Chery, President and Chief Executive Officer and Chairman of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Lorenzo Grandi, President and Chief Financial Officer and Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of Jean-Marc Chery, President and Chief Executive Officer and Chairman of the Managing Board of STMicroelectronics N.V., and Lorenzo Grandi, President and Chief Financial Officer and Member of the Managing Board of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 4, 2025	By:	/s/ Jean-Marc Chery
		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Chairman of our Managing Board

Date:	August 4, 2025	By:	/s/ Lorenzo Grandi
		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer and Member of our Managing Board